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Cameco

MANAGEMENT PROXY CIRCULAR

April 16, 2009

Notice of Annual Meeting of Shareholders to be held on May 27, 2009
MANAGEMENT PROXY CIRCULAR April 16, 2009

April 16, 2009
Dear Shareholder,
As a shareholder, you are invited to attend our annual meeting of shareholders on Wednesday, May 27, 2009, at Cameco’s head office in Saskatoon. Attending the shareholder meeting gives you an opportunity to hear first hand about our performance in 2008 and our plans for the future, vote in person on the items of business and to meet with management, members of our board of directors and fellow shareholders. You can also vote by proxy if you do not want to vote your shares in person.
Please take some time to read the documents – the circular contains important information about the meeting, about voting, the nominated directors, our governance practices and how we compensate our executives and directors. It will also give you a good understanding of the board’s role and responsibilities and the key activities the five board committees undertook in 2008.
Finally, I would like to thank John Auston and Harry Cook for their invaluable contributions and support as they retire from the board. Mr. Auston has served on Cameco’s board since 1999, and Mr. Cook since 1992. I would also like to welcome James Gowans and Donald Deranger who have been nominated as directors. You can read about their background and experience in the enclosed circular.
Thank you for your confidence in Cameco. And please exercise your right to vote — it’s important.
Sincerely,

Victor J. Zaleschuk
Chair of the board
Cameco Corporation

What’s inside

Notice of our annual meeting of shareholders	1

Management proxy circular	2
About our shareholder meeting	3
What the meeting will cover	3
Who can vote	4
How to vote	6
About the nominated directors	8
About the auditors	19
Governance at Cameco	20
About our board	21
How we compensate our executives and directors	38
Directors’ and officers’ liability insurance	77
Shareholder proposals	77
Other information	77
Appendixes	78
A Interpretation	78
B Board mandate	79
C 2009 Peer groups	83

Notice of our 2009 annual meeting of shareholders
You are invited to our 2009 annual meeting of the shareholders

When	Where
Wednesday, May 27, 2009	Cameco Corporation
1:30 p.m.	2121 11th Street West
Saskatoon, Saskatchewan
Your vote is important
If you held common shares in Cameco on April 3, 2009, you are entitled to receive notice of and to vote at this meeting.
This enclosed management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.
By order of the board,

Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 16, 2009
CAMECO • NOTICE OF OUR 2009 ANNUAL MEETING OF SHAREHOLDERS   1

Management proxy circular
You have received this circular because you owned Cameco common shares on April 3, 2009.
As a shareholder, you have the right to attend our annual meeting of shareholders on May 27, 2009 and to vote your shares in person or by proxy.
To encourage you to vote, you may be contacted directly by Cameco employees or representatives of Laurel Hill Advisory Group. We are paying Laurel Hill Advisory Group approximately $28,000 for their services.

In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation.
The information in this management proxy circular is as of March 18, 2009, unless otherwise indicated.
Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.
Your package may also include our 2009 business review and 2008 annual financial review (if you requested a copy). This information is also available on our website (www.cameco.com).

Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
April 16, 2009
2   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

About our shareholder meeting
Our annual meeting gives you the opportunity to vote on items of Cameco business. It is also an opportunity to get an update on our company, meet face to face with management and interact with the board of directors.
What the meeting will cover
Directors — see page 8
You will elect directors to our board. About the nominated directors starting on page 8 tells you about each nominated director, their background and experience, and any board committees they currently sit on. All of the directors are elected for a term of one year.
Auditors — see page 19
You will vote on reappointing the auditors. The board, on the recommendation of the audit committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors. About the auditors starting on page 19 tells you about the audit services KPMG provided in 2008 and the fees we paid them. A representative of KPMG has been invited to attend the meeting.
Financial statements — see our 2008 annual financial review or go to www.cameco.com/investors
You will receive the consolidated financial statements for the year ended December 31, 2008, and the auditors’ report on the statements. These are included in our 2008 annual financial review, which has been mailed to you if you requested a copy. You can also download a copy from our website.
Other business
If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.
We need a quorum
We can only hold the meeting and transact business if at the beginning of the meeting we have a quorum — where the people who attend the meeting hold or represent by proxy at least 5% of the total number of issued and outstanding common shares of Cameco.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   3

Who can vote
We have two classes of shares — common shares and class B shares. Only holders of common shares have full voting rights in Cameco.
If you held common shares at the close of business on April 3, 2009 (we call this the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where noted below.
As of March 18, 2009, we had 392,454,823 issued and outstanding common shares, and all of these shares are entitled to be voted at the meeting.

Ownership and voting restrictions
There are restrictions on issuing, transferring and owning Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.
The following is a summary of the limitations listed in our company articles. See Appendix A for the definitions in the ENL Reorganization Act.
Individuals
A Canadian resident, either individually or together with associates, cannot beneficially own or control shares or other Cameco securities representing more than 25% of the votes that can be cast to elect directors.
Non-residents
A non-resident of Canada, either individually or together with associates, cannot beneficially own or control shares or other Cameco securities representing more than 15% of the votes that can be cast to elect directors.
Voting restrictions
All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

How Cameco was formed
Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.
These assets were transferred to Cameco in exchange for:
•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.
The company was incorporated under the Canada Business Corporations Act.
Ownership restrictions were put in place so that Cameco would be Canadian owned. The uranium mining industry has restrictions on ownership by non-residents.
You can find more information about our history in our 2009 annual information form, which is available on our website (www.cameco.com/investors).

Enforcement
The company articles allow us to enforce the ownership and voting restrictions by:
•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights.
To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.

Questions?
If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our transfer agent, CIBC Mellon Trust Company (CIBC Mellon):

Phone:	1.866.781.3111 (toll free from anywhere in North America) 416.368.2502 (outside of North America)
Fax:      416.368.2502

Mail:	CIBC Mellon Trust Company P.O. Box 721 Agincourt, Ontario M1S 0A1

4   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

If you own the shares in your name, you will need to sign a residency declaration in the enclosed proxy form. Copies will be available at the meeting if you are planning to attend in person. If we do not receive your signed declaration, we may consider you to be a non-resident of Canada.
The board will use these declarations or other information to decide whether there has been a contravention of our ownership restrictions.
Principal holders of our common shares
As of December 31, 2008, Wellington Management Company, LLP directly or indirectly held 22,398,190 of our common shares, or approximately 6.13%, and McLean Budden directly or indirectly held 19,781,908 common shares, or approximately 5.41%.
About Class B Shares
The one class B share is held by the province of Saskatchewan. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.
The class B shareholder can only vote at a meeting of class B shareholders, and only as a class if there is a proposal to:
•	amend Part 1 of Schedule B of the articles, which states that:
•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan
•	amalgamate, if it would require an amendment to Part 1 of Schedule B of the articles, or

•	amend the articles, in a way that would change the rights of class B shareholders.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   5

How to vote
You can vote by proxy, or you can attend the annual meeting and vote your shares in person.
Voting by proxy
Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
Gerald W. Grandey, president and CEO of Cameco, or in his absence Gary M.S. Chad, senior vice-president, governance, law and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions.
If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:
•	for electing the nominated directors who are listed in the form and management proxy circular

•	for appointing KPMG LLP as auditors.
If for any reason before or during the meeting a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have directed that your shares be withheld from voting.
If there are amendments or other items of business that are properly brought before the meeting, the proxyholder you have appointed can vote as he or she sees fit.
Proxy voting process
Non-registered shareholders
If you plan to vote by proxy, follow the instructions on the enclosed form to vote your shares by mail or via the internet. If you plan to appoint a proxyholder to attend the meeting for you, each financial institution has its own voting instructions so be sure to follow the instructions on the enclosed form. You are subject to an earlier deadline in order to give your nominee enough time to send your instructions to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon) before the meeting, so be sure to send your completed form right away.
Registered shareholders
You can vote by:
1.	fax

2.	mail

3.	internet

4.	appointing someone else to attend the meeting and vote your shares for you.
By fax
Complete the enclosed proxy form, including the section on declaration of residency, sign and date it and fax both pages of the form to:
CIBC Mellon Trust Company
Attention: Proxy department
1.866.781.3111 (toll free from anywhere in North America)
416.368.2502 (from anywhere outside of North America)

The voting process is different depending on whether you are a registered or non-registered shareholder
You are a registered shareholder if your name appears on your share certificate.
You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.

By mail
Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to CIBC Mellon in the envelope provided.
If you are mailing your proxy and did not receive a return envelope, please send the completed form to:
CIBC Mellon Trust Company
Attention: Proxy department
P.O. Box 721
Agincourt, Ontario M1S 0A1
6   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

On the internet
Go to www.eproxyvoting.com/cameco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form. We need to receive your voting instructions before 1:30 p.m. (Saskatchewan time) on Tuesday, May 26, 2009.
Appointing someone else to attend the meeting and vote your shares for you
Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder. Make sure the person you are appointing is aware and attends the meeting. Your proxyholder will need to see a representative of CIBC Mellon when they arrive at the meeting.
Signing the proxy
If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, please follow the instructions on the proxy form.
Send us your proxy form right away
Your vote will be counted if CIBC Mellon receives your proxy form before the start of the meeting on May 27, 2009, or any meeting that is postponed or adjourned, and the form has been completed properly.
Voting in person
If you want to vote in person at the meeting:
Non-registered shareholders
Follow the instructions on the enclosed form, or contact your nominee to find out how you can attend the meeting and vote in person.
Registered shareholders
Do not complete the enclosed proxy form. When you arrive at the meeting, please see a representative of CIBC Mellon. Your vote will be taken and counted during the meeting.

Changing your vote
If you have voted by proxy, you can revoke your vote in the following ways:
Non-registered shareholders
Instructions that are provided by a form with a later date, or at a later time in the case of voting on the internet, will revoke any prior instructions provided they are received before the meeting. Otherwise, contact your nominee if you want to revoke your proxy or change your voting instructions, or if you change your mind and decide to vote in person.
Registered shareholders
Instructions that are provided by a form with a later date, or at a later time in the case of voting on the internet, will revoke any prior instructions if they are received before the meeting. Otherwise:

Voting results
CIBC Mellon, our transfer agent, counts the votes on our behalf. This is carried out independently to make sure the individual shareholder votes are kept confidential. CIBC Mellon only sends a proxy form to us when:
•	it is clear that a shareholder wants to communicate with management

•	the law requires it.
Go to www.cameco.com/investors or www.sedar.com after the meeting to see the voting results.
•	send a notice in writing to the corporate secretary at Cameco, at 2121 11th Street West, Saskatoon, Saskatchewan S7M 1J3 so he receives it by 4:30 p.m. CST on May 26, 2009. If the meeting is postponed or adjourned, you will need to send the notice by 4:30 p.m. CST on the business day before the postponed or adjourned meeting is held.

•	give notice in writing to the chair of the meeting, at the meeting or the postponed or adjourned meeting.
The notice can be from you or your attorney if he or she has your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   7

About the nominated directors
Our board of directors is responsible for overseeing management and the business affairs of our company. As shareholders, you elect the board as your representatives. This section of our circular tells you about the directors.
The company articles require at least three directors and no more than 15. This year the board has decided 14 directors are to be elected. Twelve of them currently serve on our board.
You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed on pages 9 to 15.
See the following pages for key information about the directors:

Director profiles	9
Meeting attendance	16
Skills and experience	17
Continuing education and development	18
Our goal is to assemble a board that operates cohesively and challenges and questions management in a constructive way. When assessing directors for the board, we look at:
•	the overall mix of their skills and experience

•	how active they are in understanding our business and participating in meetings

•	their character, integrity, judgment, record of achievement and diversity (gender or aboriginal heritage, for example).
We also look at a director’s ability to contribute to the board, the time he or she has available and their participation on other boards because we believe these are important factors that enhance the quality of the board’s decision-making and its oversight of management and our business affairs overall.
All of the nominated directors are independent, except for Gerald W. Grandey who is our president and CEO, and Donald H. F. Deranger who is the president of Points Athabasca Contracting Ltd., which provides construction and other services to Cameco. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.
Our policy on majority voting
If a director receives more withheld votes than for votes, he or she will offer to resign. Our nominating, corporate governance and risk committee will review the matter and then recommend to the board whether to accept the resignation. The director will not participate in any board or committee deliberations on the matter.
The board will announce its decision within 90 days of the meeting. If it rejects the offer to resign, it will disclose the reasons why. If it accepts the offer, it may appoint a new director to fill the vacancy.
The board adopted this policy in 2006 on the recommendation of the nominating, corporate governance and risk committee, and we believe it reflects good corporate governance.
Board interlocks
A. Anne McLellan and Victor J. Zaleschuk serve together on the boards of Agrium Inc. and Nexen Inc.
They do not sit on the same committees at Agrium, but serve together on Nexen’s finance committee and health, safety, environment and social responsibility committee.
8     CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Director profiles

The table below provides information about each nominated director, including their background and experience, boards they sit on and Cameco securities they hold if they are currently on our board. The information about the securities held by the nominated directors is as of December 31, 2008.

John H. Clappison 62 Toronto, Ontario Canada Director since 2006 Independent	John H. Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. He is a fellow of the Institute of Chartered Accountants and worked with PricewaterhouseCoopers (or its predecessor firm) for 37 years.

	In addition to the public company boards listed below, Mr. Clappison serves as a director of the private company, Summitt Energy Holdings LLP, and is actively involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation, St. Michael’s Hospital Foundation and The Corporation of Massey Hall and Roy Thomson Hall Endowment Foundation.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			18 of 18	100%	Canadian Real Estate Investment Trust
	Audit			7 of 7	100%	Rogers Communications Inc.
	Reserves oversight			3 of 3	100%	Sun Life Financial Inc.
	Safety, health and environment			6 of 6	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	2,000	4,869		6,869	$144,592	no — has until
	2007	2,000	2,130		4,130	$163,424	Jan. 3, 2011 to
	Change	—	2,739		2,739	$(18,832)	acquire additional
							shares and DSUs
							equal to $360,000

	Options held: nil Total amount of equity at risk (Cameco shares, DSUs and options): $144,592 in 2008, $163,424 in 2007 Shares of Centerra Gold: nil

Joe F. Colvin 66 Kiawah Island, South Carolina USA Director since 1999 Independent	Joe F. Colvin is a corporate director and is the president emeritus of the Nuclear Energy Institute Inc. (the Washington-based policy organization for the US nuclear energy industry). He was elected president emeritus in February 2005, after serving as the Institute’s president and CEO from 1996 to 2005.

	In addition to the public company board listed below, Mr. Colvin also serves as a director of the Foundation for Nuclear Studies and the American Nuclear Society, and is a member of Hollings Cancer Center’s Citizens Advisory Council at the Medical University of South Carolina. He has a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			18 of 18	100%	American Ecology Corporation
	Nominating, corporate governance and risk			7 of 7	100%
	Safety, health and environment (chair)			6 of 6	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	6,000	77,781		83,781	$1,763,590	yes
	2007	6,000	74,211		80,211	$3,173,949
	Change	—	3,570		3,570	$(1,410,359)

	Options held: nil Total amount of equity at risk (Cameco shares, DSUs and options): $ 1,763,600 in 2008, $3,173,949 in 2007 Number of shares Centerra Gold: nil

CAMECO • 2009 MANAGEMENT PROXY CIRCULAR     9

James R. Curtiss 55 Brookeville, Maryland, USA Director since 1994 Independent	James R. Curtiss is a corporate director and was a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrated his practice in energy policy and nuclear regulatory law from 1993 until March 2008. He was also a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993.

	Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska. Mr. Curtiss is a frequent speaker at nuclear industry conferences and has spoken on topics that include licensing and regulatory reform, advanced reactors, and fuel cycle issues.

	Cameco board and board committee			Meeting attendance		Other public company boards

	Board of directors			17 of 18	94%	Constellation Energy Group
	Human resources and compensation (chair)			8 of 8	100%
	Safety, health and environment			5 of 6	83%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	and DSUs[3]	guidelines

	2008	15,600	88,298		103,898	$2,187,053	yes
	2007	15,600	79,607		95,207	$3,767,341
	Change	—	8,691		8,691	$(1,580,288)

	Options held[4,5]

						Total	Value of in-the-
	Date granted		Expiry date		Exercise price[5]	unexercised	money options[6]

	Feb 26/02		Feb 25/10		7.307	6,000	$281,849
	March 10/03		March 9/11		5.880	12,000
	Sept 21/04 [7]		Sept 20/14 [7]		15.792	3,300

	Total amount of equity at risk (Cameco shares, DSUs and options): $2,468,902 in 2008, $4,443,666 in 2007 Shares in Centerra Gold: nil

George S. Dembroski 74 Toronto, Ontario, Canada Director since 1996 Independent	George S. Dembroski is a corporate director and the former vice-chairman and director of RBC Dominion Securities Limited (an investment dealer). He became a chartered accountant in 1959 and has a bachelor of arts degree in business administration from the University of Western Ontario.

	In addition to the public company board listed below, Mr. Dembroski serves as a director of the Canadian Opera Company.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			18 of 18	100%	Middlefield Bancorp Limited
	Human resources and compensation			8 of 8	100%
	Nominating, corporate governance and risk (chair)			7 of 7	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	and DSUs[3] at risk	guidelines

	2008	23,515	29,849		53,364	$1,123,312	yes
	2007	15,600	26,910		42,510	$1,682,121
	Change	7,915	2,939		10,854	$(558,809)

	Options held[4,5]

	Date					Total	Value of in-the-
	granted		Expiry date		Exercise price[5]	unexercised	money options [6]

	Feb 22/01		Feb 21/09		$4.805	18,000	$812,844
	Feb 26/02		Feb 25/10		$7.307	18,000
	Mar 10/03		Mar 9/11		$5.880	18,000
	Mar 1/07[7]		Feb 28/17[7]		$43.250	3,300
	Mar 3/08[7]		Mar 2/18[7]		$38.550	3,300

	Total amount of equity at risk (Cameco shares, DSUs and options): $1,936,156 in 2008, $3,972,523 in 2007 Shares in Centerra Gold: 15,000

10     CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Donald H. F. Deranger 53	Donald H.F. Deranger has been the Athabasca Vice Chief of the Prince Albert Grand Council since 2003.

Mr. Deranger has won a number of awards for his initiatives in employment, training and economic development for members of the Athabasca sector in northern Saskatchewan. He is an advisor to the Athabasca Basin Development Corporation and president of Points Athabasca Contracting Ltd., which does business with Cameco. He also serves as a director on the Mackenzie River Basin Board and the City of Prince Albert Board of Police Commissioners, and sits on the Saskatchewan Fisheries Advisory Committee.

	Cameco board and board committees	Meeting attendance	Other public company boards

Prince Albert, Saskatchewan Canada	n/a		none

New director Not independent	Securities held: nil Total amount of equity at risk (Cameco shares, DSUs and options): nil Shares in Centerra Gold: nil

James K. Gowans 57 Toronto, Ontario Canada New director Independent	James K. Gowans is the president and CEO of DeBeers Canada Inc. (a diamond exploration and mining company). Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia (a nickel producing company) from 2002 to 2006. In addition to the public company board listed below, Mr. Gowans sits on the board of DeBeers Canada Inc. and is the Chair of The Mining Association of Canada and the president of the Canadian Institute of Mining, Metallurgy and Petroleum for 2008/2009.

Mr. Gowans received a Bachelor of Applied Science in Mineral Engineering (Mining and Mineral Processing) degree from the University of British Columbia and attended the Banff School of Advanced Management.

	Cameco board and board committees	Meeting attendance	Other public company boards

	n/a		PhosCan Chemical Corp.

Securities held: nil Total amount of equity at risk (Cameco shares, DSUs and options): nil Shares in Centerra Gold: nil

Gerald W. Grandey 62	Gerald W. Grandey is the president and CEO of Cameco Corporation. He has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.

	Mr. Grandey currently serves on the board of the Nuclear Energy Institute, and is on the boards of the Saskatoon Chapters of the YMCA and Junior Achievement.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			17 of 18[11]	94%	none
	Not a member of any committee because he is president and CEO

Saskatoon, Saskatchewan Canada	Securities held

Director since 2000 Not independent – President and CEO						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	309,302	—		309,302	$6,510,807	yes
	2007	304,262	—		304,262	$12,039,647
	Change	5,040	—		5,040	$(5,528,840)

	Options held: see Incentive plan awards on page 65 Total amount of equity at risk (Cameco shares and options): $15,984,249 in 2008, $36,923,189 in 2007 Shares in Centerra Gold: 18,000

CAMECO • 2009 MANAGEMENT PROXY CIRCULAR           11

Nancy E. Hopkins 54 Saskatoon, Saskatchewan Canada Director since 1992 Independent	Nancy E. Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. In addition to the public company boards listed below, Ms. Hopkins is vice-chair of the board of governors of the University of Saskatchewan, vice-chair of the board of the Saskatoon Airport Authority and serves as a director of the CPP Investment Board.

	She has a bachelor of commerce degree and a bachelor of laws degree from the University of Saskatchewan. Ms. Hopkins is an honourary member of the Institute of Chartered Accountants of Saskatchewan.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			18 of 18	100%	Growthworks Canadian Fund Inc.
	Audit (chair)			7 of 7	100%	Growthworks Commercialization Fund Inc.
	Nominating, corporate governance and risk			7 of 7	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	11,500	10,761		22,261	$468,594	yes
	2007	11,500	7,975		19,475	$770,626
	Change	—	2,786		2,786	$(302,032)

	Options held[4,5]

						Total	Value of in-the-
	Date granted		Expiry date		Exercise price[5]	Unexercised	money options[6]

	Feb 26/02		Feb 25/10		$7,307	9,000	$533,277
	Mar 10/03		Mar 9/11		$5.880	27,000

	Total amount of equity at risk (Cameco shares, DSUs and options): $1,001,871 in 2008, $1,970,623 in 2007 Shares in Centerra Gold: nil

Oyvind Hushovd 59 Kristiansand S., Norway Director since 2003 Independent	Oyvind Hushovd is a corporate director and the former chair and CEO of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the president and CEO of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. In addition to the public company board listed below, Mr. Hushovd sits on the board of Ivanhoe Nickel & Platinum Ltd, a privately-held corporation.

	Mr. Hushovd received a master of economics and business administration degree from the Norwegian School of Business and a master of law degree from the University of Oslo.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			18 of 18	100%	Inmet Mining Corporation
	Audit			7 of 7	100%
	Human resources and compensation			8 of 8	100%
	Reserves oversight			3 of 3	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares	ownership
	Fiscal year	Shares[1]	DSUs[2]		shares and DSUs	and DSUs[3]	guidelines

	2008	0	17,306		17,306	$364,291	yes
	2007	0	14,220		14,220	$562,685
	Change	—	3,086		3,086	$(198,394)

	Options held: nil Total amount of equity at risk (Cameco shares, DSUs and options): $ 364,291 in 2008, $562,685 in 2007 Shares in Centerra Gold: nil

12     CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

J.W. George Ivany 70 Kelowna, British Columbia Canada Director since 1999 Independent	J.W. George Ivany is a corporate director and is the former president and vice-chancellor of the University of Saskatchewan. Dr. Ivany received a bachelor of science degree in chemistry and physics and a diploma in education from the Memorial University of Newfoundland. He received a master of arts degree in physics education from the Teachers College, Columbia University and a PhD in secondary education from the University of Alberta.

	Dr. Ivany is also a director on the board of the Canada West Foundation.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			17 of 18	94%	none
	Audit			6 of 7	86%
	Human resources and compensation			8 of 8	100%
	Nominating, corporate governance and risk			6 of 7	86%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	and DSUs[3]	guidelines

	2008	0	22,908		22,908	$482,213	yes
	2007	0	20,025		20,025	$792,389
	Change	—	2,883		2,883	$(310,176)

	Options held[4,5]

						Total	Value of in-the-
	Date granted		Expiry date		Exercise price[5]	unexercised	money options[6]

	Feb 26/02		Feb 25/10		$ 7.307	6,000	$ 82,458

	Total amount of equity at risk (Cameco shares, DSUs and options): $ 564,671 in 2008, $985,967 in 2007 Shares in Centerra Gold: 1,175

A. Anne McLellan 58 Edmonton, Alberta Canada Director since 2006 Independent	The Honourable A. Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non–status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and is counsel in the national law firm of Bennett Jones, LLP.

Ms. McLellan holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In 2007, Ms. McLellan completed the Directors’ Education Program through the Corporate Governance College.

	In addition to the public company boards listed below, Ms. McLellan serves on the boards of the Royal Alexandra Hospital Charitable Foundation, the Edmonton Airport Authority, the Edmonton Chapter of Habitat for Humanity and is a Trudeau Foundation mentor.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			17 of 18	94%	Agrium Inc.
	Human resources and compensation			8 of 8	100%	Nexen Inc.
	Nominating, corporate governance and risk			7 of 7	100%
	Safety, health and environment			5 of 6	83%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	100	10,650		10,750	$226,288	no — has until
	2007	100	3,732		3,832	$151,632	Dec. 7, 2011 to
	Change	—	6,918		6,918	$74,656	acquire additional
							Cameco shares
							and DSUs equal to
							$360,000

	Options held: nil Total amount of equity at risk (Cameco shares, DSUs and options): $226,288 in 2008, $151,632 in 2007 Shares in Centerra Gold: nil

CAMECO • 2009 MANAGEMENT PROXY CIRCULAR     13

A. Neil McMillan 57 Saskatoon, Saskatchewan Canada Director since 2002 Independent	A. Neil McMillan is the president and CEO of Claude Resources Inc. (a Saskatchewan-based gold mining and oil and gas producing company). He previously served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production and services company).

	Mr. McMillan received a bachelor of arts degree in history and sociology from the University of Saskatchewan, and is a former member of the Saskatchewan Legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities as a registered representative and the Saskatoon branch manager.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			17 of 18	94%	Claude Resources Inc.
	Audit			7 of 7	100%	Shore Gold Inc.
	Reserves oversight			3 of 3	100%
	Safety, health and environment			6 of 6	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	600	15,948		16,548	$348,335	no [9] — has until
	2007	600	13,121		13,721	$542,940	Jan. 1, 2010 to
	Change	—	2,827		2,827	$(194,605)	acquire additional
							Cameco shares
							and DSUs equal to
							$360,000

	Options held: nil Total amount of equity at risk (Cameco shares, DSUs and options): $348,335 in 2008, $542,940 in 2007 Shares in Centerra Gold: nil

Robert W. Peterson 71 Regina, Saskatchewan Canada Director since 1994 Independent	Robert W. Peterson is a member of the Senate of Canada and was appointed a senator in 2005. He is also president and chief operating officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management.

	Mr. Peterson received a bachelor of science degree in civil engineering from the University of Saskatchewan.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors			17 of 18	94%	none
	Audit			6 of 7	86%
	Human resources and compensation			7 of 8	88%
	Safety, health and environment			5 of 6	83%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	16,440	13,083		29,523	$621,459	yes
	2007	16,440	10,279		26,719	$1,057,271
	Change	—	2,804		2,804	$(435,812)

	Options held[4,5]

	Date					Total	Value of in-the-
	granted		Expiry[2]		Exercise price[5]	unexercised	money options[6]

	Mar 10/03		Mar 9/11		5.880	6,000	$91,020

	Total amount of equity at risk (Cameco shares, DSUs and options): $712,479 in 2008, $1,259,411 in 2007 Shares in Centerra Gold: nil

14     CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Victor J. Zaleschuk 65 Calgary, Alberta Canada Director since 2001 Independent	Victor J. Zaleschuk is a corporate director and chair of the board of Cameco. He is the former president and CEO of Nexen Inc., a publicly traded independent global energy and chemicals company.

	Mr. Zaleschuk has been a chartered accountant since 1967 and holds a bachelor of commerce degree from the University of Saskatchewan.

	Cameco board and board committees			Meeting attendance		Other public company boards

	Board of directors (chair)			18 of 18	100%	Agrium Inc.
	Human resources and compensation			8 of 8	100%	Nexen Inc.
	Nominating, corporate governance and risk			7 of 7	100%
	Reserves oversight			3 of 3	100%

	Securities held

						Total value of	Meets share
		Cameco			Total Cameco	Cameco shares and	ownership
	Fiscal year	shares[1]	DSUs[2]		shares and DSUs	DSUs[3]	guidelines

	2008	10,615	35,106		45,721	$962,427	yes
	2007	6,000	29,201		35,201	$1,392,904
	Change	4,615	5,905		10,520	$(430,476)

	Options held[4,5]

						Total	Value of in-the-
	Date granted		Expiry		Exercise price[5]	unexercised	money options[6]

	Feb 26/02		Feb 25/10		7.307	18,000	$520,434
	Mar 10/03		Mar 9/11		5.880	18,000

	Total amount of equity at risk (Cameco shares, DSUs and options): $1,482,861 in 2008, $2,580,058 in 2007 Shares in Centerra Gold: 6,000

1.	Each director has provided information about the Cameco shares they own or exercise control or direction over.

2.	DSUs refer to deferred share units under our DSU plan for directors.

3.	The total value of Cameco shares and DSUs was calculated using $21.05 for 2008 and $39.57 for 2007, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX).

4.	Options refer to options that have not been exercised under our stock option plan. The board stopped granting options to directors on October 28, 2003. All options that were granted to directors have now vested (except for reload options as described in note 7 below).

5.	The exercise prices and number of options have been adjusted to reflect stock splits of Cameco shares.

6.	The in-the-money value is calculated as the difference between $21.05 (the 2008 year-end closing price of Cameco shares on the TSX) and the exercise price of the options, multiplied by the number of options held at December 31, 2008.

7.	James R. Curtiss and George S. Dembroski exercised reload options to receive additional options with a 10-year term that can be exercised at the closing market price of Cameco shares on the day before exercising the reload options. We stopped awarding reload options in 1999.

8.	Mr. Grandey was unable to attend the short board meeting immediately following the 2008 annual meeting of shareholders because he was attending a Cameco press conference.

9.	Mr. McMillan met the share ownership guidelines last year before the deadline, but no longer meets the guidelines because of the declining share price.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR     15

Meeting attendance
We believe that an active board governs more effectively, so we expect directors to attend all board meetings, all meetings of committees they are members of, and the annual meeting of shareholders. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of board and committee meetings each director attended in 2008:

Name	Board meetings attended		Committee meetings attended		Total meetings attended

John S. Auston	17 of 18	94%	9 of 10	90%	26 of 28	93%

John H. Clappison	18 of 18	100%	16 of 16	100%	34 of 34	100%

Joe F. Colvin	18 of 18	100%	13 of 13	100%	31 of 31	100%

Harry D. Cook	18 of 18	100%	16 of 16	100%	34 of 34	100%

James R. Curtiss	17 of 18	94%	13 of 14	93%	30 of 32	94%

George S. Dembroski	18 of 18	100%	15 of 15	100%	33 of 33	100%

Gerald W. Grandey[1]	17 of 18	94%	n/a	n/a	17 of 18	94%

Nancy E. Hopkins	18 of 18	100%	14 of 14	100%	32 of 32	100%

Oyvind Hushovd	18 of 18	100%	18 of 18	100%	36 of 36	100%

J.W. George Ivany	17 of 18	94%	20 of 22	91%	37 of 40	93%

A. Anne McLellan	17 of 18	94%	20 of 21	95%	37 of 39	95%

A. Neil McMillan	17 of 18	94%	16 of 16	100%	33 of 34	97%

Robert W. Peterson	17 of 18	94%	18 of 21	86%	35 of 39	90%

Victor J. Zaleschuk	18 of 18	100%	18 of 18	100%	36 of 36	100%

1.	Mr. Grandey was unable to attend the short board meeting immediately following the 2008 annual meeting because he was attending a Cameco press conference. As Mr. Grandey is president and CEO of Cameco, he is not a member of any board committees to make sure they operate independently of management.
The table below shows the total number of board and committee meetings held in 2008:

Board	18

Audit committee	7

Human resources and compensation committee	8

Nominating, corporate governance and risk committee	7

Reserves oversight committee	3

Safety, health and environment committee	6

Total meetings held in 2008	49

16 CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Skills and experience
A board with a broad mix of skills is better able to oversee the wide range of issues that arise with a company of our size and complexity. The matrix below shows the board’s mix of experience in 14 categories that are important to our business. It also tells us what skills we should be recruiting for when we are making changes to our board.

Directors with significant
Skill/experience	senior level experience

Managing or leading growth experience driving strategic direction and leading growth of an organization	10

International experience working in a major organization that has business in one or more international jurisdictions	9

CEO experience as a CEO of a publicly listed company or major organization	8

Operations production or exploration experience with a leading mining or resource company (should have formal education in geology, geophysics or engineering)	4

Nuclear fuel supply or power generation experience in the nuclear fuel supply or power generation industries (generating power from nuclear or other energy sources)	5

Marketing expertise marketing experience in the nuclear fuel cycle or nuclear generated electricity, combined with a strong knowledge of market participants	5

Human resources strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	11

Investment banking/Mergers & acquisitions experience in investment banking or in major mergers and acquisitions	7

Financial literacy experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	10

Information technology experience in information technology with major implementations of management systems	4

Safety, health and environment strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and an effective working relationship with the nuclear regulators	9

Sustainable development understanding of the constituents of sound sustainable development practices and their relevance to corporate success in the 21st century	9

Government relations experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	11

Governance/board experience as a board member of a major organization	13
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 17

Continuing education and development
Continuing education helps our directors keep abreast of changing governance issues and requirements, and understand issues we face within the context of our business. The table below lists the different conferences, seminars and courses attended by our directors in 2008. The audit committee has also developed a continuing education program for its members and those sessions are included in the table.

2008	Topic	Presented/hosted by	Attended by

Jan. 10, 2008	The Directors’ Series: Preparing for year-end audit committee meetings	Deloitte & Touche LLP	John H. Clappison Nancy E. Hopkins

April 10, 2008	The Directors’ Series: Preparing for International Financial Reporting Standards	Deloitte & Touche LLP	Nancy E. Hopkins

April 11, 2008	ICD Governance Forums/University of Alberta School of Business: Current Trends and Issues in Corporate Governance: Reputational Risk	Joseph L. Rotman School of Management	A. Anne McLellan

May 1-2, 2008	13th Board & CEO Assessment	Federated Press	George S. Dembroski

May 2-4, 2008	Financial Literacy Program	Institute of Corporate Directors and Joseph L. Rotman School of Management	A. Anne McLellan

June 5, 2008	The Directors’ Series: Climate Change and Environmental Reporting – Why boards need to be informed	Deloitte & Touche LLP	Nancy E. Hopkins A. Anne McLellan

June 5, 2008	Audit Committee Roundtable Series: Risk Oversight in an Evolving Environment	KPMG LLP	John H. Clappison

June 22-24, 2008	14th Annual Directors’ College	Stanford Law School Directors’ College	J. W. George Ivany

Sept. 8-10, 2008	The Impact of Governance on the Nuclear Power Industry	Emory Goizueta Directors Institute	James R. Curtiss

Sept. 17, 2008	The Directors’ Series: Strategy and Risk: Are you asking the right questions?	Deloitte & Touche LLP	Nancy E. Hopkins A. Neil McMillan

Oct. 14-15, 2008	Annual Boardroom Summit	NYSE and Corporate Board Member	John H. Clappison Joe F. Colvin Harry D. Cook James R. Curtiss George S. Dembroski J.W. George Ivany Robert W. Peterson Victor J. Zaleschuk

Nov. 13, 2008	The Directors’ Series: Market Uncertainty – What boards need to know	Deloitte & Touche LLP	Nancy E. Hopkins

Dec. 3, 2008	International Financial Reporting Standards	KPMG LLP	John H. Clappison Nancy E. Hopkins Oyvind Hushovd J.W. George Ivany A. Neil McMillan Robert W. Peterson

Dec. 3, 2008	Audit Committee Roundtable Series: The Changeover to IFRS and other current issues	KPMG LLP	Nancy E. Hopkins

Dec. 8-9, 2008	Audit Committee Forum for Mid-Cap Companies	Corporate Board Member	Gerald W. Grandey Nancy E. Hopkins Oyvind Hushovd A. Neil McMillan
18 CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

About the auditors
The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence.
KPMG LLP (KPMG), or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG to be our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote for reappointing KPMG. We need a simple majority of votes cast for KPMG, by person or by proxy, to approve their reappointment.
KPMG provides us with four types of services:
•	audit services – generally relate to reviewing annual and interim financial statements and notes, conducting the annual audit and providing other services regulators may require of auditors. They may also include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•	audit-related services – include consulting on accounting matters, attest services not directly linked to the financial statements that are required by regulators, conducting audits of employee benefit plans and affiliates as well as reviewing and testing results for internal controls over financial reporting.

•	tax services – relating to tax compliance, tax advice and tax planning, which are out of scope of the annual audit. These may include transfer-pricing surveys for the tax authorities, preparing corporate and personal tax returns, and advice and consulting on international tax matters, tax implications of capital market transactions and capital tax.

•	other services – include other professional services that KPMG and or its affiliates provide us and our subsidiaries or joint ventures from time to time.
The table below shows the fees we paid to KPMG and its affiliates for their services for the years ended December 31, 2008 and 2007:

		% of		% of
	2008	total fees	2007	total fees

Audit fees
Cameco	$1,062,500	34.1%	$890,000	44.9%
Centerra and other subsidiaries	1,197,276	38.5%	661,400	33.4%

Total audit fees	$2,259,776	72.6%	1,551,400	78.3%

Audit-related fees
Sarbanes-Oxley 404 scoping project	—	—	$41,500	2.1%
Translation services	$170,000	5.5%	—	—
Cameco consulting	98,200	3.1%	31,500	1.5%
Centerra consulting	—	—	153,900	7.8%
Pensions	15,000	0.5%	13,000	0.7%
Potential financing	326,260	10.5%	—	—

Total audit-related fees	$609,460	19.6%	$239,900	12.1%

Tax fees
Compliance	$121,500	3.9%	130,400	6.6%
Planning and advice	122,300	3.9%	58,800	3.0%

Total tax fees	$243,800	7.8%	189,200	9.6%

All other fees	—	—	—	—

Total fees	$3,113,036	100.0%	$1,980,500	100.0%

The audit committee is responsible for reviewing and approving KPMG’s performance, qualifications, independence and audit of our financial statements. See Board committees – Audit committee starting on page 30 for more information.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 19

Governance at Cameco
Cameco recognizes the importance of good corporate governance, and we firmly believe it is the foundation for strong corporate performance.
This section tells you about two key elements of governance at Cameco: our board and how it operates, and our compensation practices.

About our board	21
Independence	21
The role of the board	22
Our expectations for directors	24
Governance policies, standards and practices	26
Communicating with the board	28
Board committees	29

How we compensate our executives and directors	38
Executive compensation	39
Director compensation	72

Liability insurance	77

Shareholder proposals	77

Other information	77
20 CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

About our board
Our board of directors is responsible for overseeing management and the business affairs of the company. Its goal is to ensure Cameco continues as a successful business, optimizing our financial returns in light of our business risks and increasing our value over time.
Our board works within a climate of respect, trust and candor, fostering a culture of open dialogue. It fulfills its duties by:
•	maintaining a governance framework that describes broad areas of responsibility and includes appropriate checks and balances in place for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for the company, approving the vision, mission, values and key policies developed by management

•	ensuring that the CEO and senior management carry out their responsibilities. The board monitors management’s effectiveness on a regular basis, including its leadership, recommendations, decisions and execution of its strategies.
The board has delegated the day-to-day responsibility for corporate governance to the nominating, corporate governance and risk committee. The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board) and managing the board’s relationship with management.
The board reviews our corporate governance framework and practices and revises them as regulations change and expectations of corporate governance and best practices continue to evolve.
You can find more information about our corporate governance practices on our website (www.cameco.com/responsibility/governance/practices), or by writing to our corporate secretary.
Independence
We define a director as independent if he or she does not have a direct or indirect material relationship with us. The board defines a relationship as material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.
The board’s view is that at least a substantial majority of our directors must be independent, and that all members of the audit committee, human resources and compensation committee and the nominating, corporate governance and risk committee must be independent.
Directors must give the nominating, corporate governance and risk committee information about their business and other relationships with us (including our affiliates) and with senior management (and their affiliates). They must also advise the committee of any material changes in their circumstances or relationships that could affect the board’s assessment of independence.
The board is responsible for determining whether or not each director is independent. It uses criteria that meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the New York Stock Exchange (NYSE) corporate governance standards.
We last reviewed and updated our criteria for director independence in February 2008. See Appendix B for more information.
Assessment
The board has reviewed each nominated director and decided that Gerald W. Grandey and Donald H.F. Deranger are not independent. Mr. Grandey is our president and CEO, and Mr. Deranger is an executive with Points Athabasca Contracting Ltd., which provides construction and other services to Cameco.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 21

Independent chair
The board has appointed a non-executive, independent director as chair of our board to help the board function independently of management.
Victor J. Zaleschuk has served as our chair since 2003. The chair is responsible for the following duties and responsibilities, among other things:
•	leading, managing and organizing the board consistent with our approach to corporate governance

•	presiding as the chair at all board and shareholder meetings

•	implementing procedures so the board can carry out its work effectively and efficiently, and independently of management. This includes scheduling as well as calling and chairing board meetings, meetings without management present and meetings of the independent directors.

•	acting as the liaison between the board and senior management, including serving as an advisor and sounding board to the CEO

•	ensuring that the board has timely and relevant information and access to other resources to adequately support its work.
The board has adopted a position description for the chair that lists his duties and responsibilities and it is reviewed from time to time. You can access a copy of it on our website (http://www.cameco.com/responsibility/governance/chairs_role/) or by writing to our corporate secretary.
The role of the board
Mandate and scope
The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including, among others:
•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers to its satisfaction and ensuring that there is a culture of integrity throughout the company

•	succession planning and monitoring the performance and compensation of senior management

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring the company’s performance against those plans

•	approving policies and procedures for identifying our principal risks and overseeing the risk management systems to mitigate those risks

•	overseeing the integrity of our internal control and management information systems

•	making decisions about material corporate matters, including those that require director approval by law or regulations.
Overseeing the CEO
The CEO is appointed by the board of directors and is responsible for managing Cameco’s affairs. His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.
Our annual objectives become the CEO’s mandate from year to year, and they include specific goals that can be quantified. The human resources and compensation committee reviews the CEO’s annual objectives and then recommends them to the board for approval.
The CEO is accountable to the board and board committees and his performance is formally reviewed once a year by the board. The board has also established clear limits of authority for the CEO and these are described in our delegation of financial authority policy. The board must approve a number of decisions, including all that involve:
•	unbudgeted operating expenditures exceeding 10% of the total operating budget

•	unbudgeted project expenditures exceeding $10 million per transaction or a total of $50 million per year

•	acquisitions or dispositions of assets exceeding $10 million per transaction or a total of $50 million per year
The board updated the policy on delegation of financial authority in 2007.
The board has adopted a description for the role of the CEO that lists his specific duties and responsibilities and is reviewed from time to time. You can find a copy on our website, www.cameco.com/responsibility/governance/ceos_role, or by writing to our corporate secretary.
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Decision-making
The board strives to make all decisions in Cameco’s best interest. It considers the interests of our shareholders, debt holders, customers, employees, suppliers, communities where we operate, the environment, governments and regulators as well as the general public in making these decisions.
Strategic planning
Management is responsible for developing the strategic plan, which it presents to the board each year for approval. The board holds at least one special meeting a year to specifically discuss the plan and other strategic issues such as corporate opportunities and the main risks facing our business. Management also presents strategic issues to the board as needed throughout the year.
Management carries out an annual review and establishes a 10-year strategic plan, annual corporate objectives, a one-year budget and a two-year financial plan. It presents these to the board for approval.
Risk management
Risk can take different forms, including operating risk, financial risk, risks related to our mineral reserves, health and safety risk, environmental risk and reputational risk.
Management implemented an enterprise risk management system, which involves our management committee (consisting of our vice-presidents and senior vice-presidents) meeting quarterly to review the management of the largest risks facing the company. At these meetings the employees who have been identified as owning the risks outline the controls that are planned or already in place and the risk assessments and risk mitigation work that have been undertaken. This system allows us to enhance our reporting to the nominating, corporate governance and risk committee and to the board so directors gain a better understanding of the principal risks facing our business.
The nominating, corporate governance and risk committee is responsible for overseeing risk management, which is described in more detail on page 35. The audit committee is responsible for monitoring certain financial risks, while the safety, health and environment committee reviews the policies and systems related to safety, health and environmental risks. The reserves oversight committee is responsible for overseeing the estimating of our mineral reserves. You can find more information about the board committees starting on page 29.
Internal controls
The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.
The audit committee is responsible for overseeing the internal controls including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the chair of the audit committee and provides quarterly reports to the audit committee, and the CFO makes quarterly presentations on the financial results and forecasts to the audit committee and board. See Board committees – Audit committee starting on page 30 for more information.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and the company’s assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and based on this evaluation concluded that the system was effective as at December 31, 2008 in providing such reasonable assurance.
Our board is actively engaged in the oversight of the business. This year our board addressed a number of major issues that were outside the normal course of business. It:
•	approved the acquisition of the Kintyre uranium project in Australia, an investment in GoviEx, a company with exploration projects in Niger, and an investment in Global Laser Enrichment in the US, which is developing a new uranium enrichment technology

•	received enhanced reporting on the operations at all regularly scheduled meetings

•	received increased reporting on capital budgets and spending

•	received reports from management on the availability of credit, the adequacy of our liquidity and our ability to fund operational and capital expenditures

•	toured the Rabbit Lake and Cigar Lake mine sites.
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Our expectations for directors
We expect each member of our board of directors to act honestly and in good faith and to exercise business judgment with a view to the best interests of Cameco overall.
Each director is expected to:
•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements. See Governance policies, standards and practices starting on page 26 for more information about the code.

•	develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance. See Corporate performance starting on page 44 for a discussion of our corporate objectives, including our operational and financial goals.

•	diligently prepare for each board and committee meeting by reviewing all of the meeting materials they receive in advance

•	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered

•	participate in continuing education programs, as appropriate

•	participate in the board and committee self-assessment process.
Director experience
Our board represents a cross-section of business and industry experience and we maintain a skills matrix for the board overall to assess board composition. Page 17 contains information about the skills and experience of the members of our board.
When there is a substantial change to a director’s principal occupation or business association from when he or she was first appointed to our board, the director must approach the chair of the board immediately and offer to resign. The nominating, corporate governance and risk committee will consider the change in circumstance and make a recommendation to the board to accept or reject the resignation.
Board and committee evaluation
The nominating, corporate governance and risk committee assesses the effectiveness of the board, the committees and the individual directors through a series of confidential surveys and interviews.
Every year we survey our directors to evaluate the board, CEO, board and committee chairs and individual committees. We alternate between a shorter, online survey one year, and a comprehensive set of surveys the following year. The committee uses the survey results to assess the effectiveness and performance of the board, board committees and the board and committee chairs. It also uses this feedback to assess the composition of the board committees, make the most of a directors expertise, identify gaps in skills and experience of the board and to help identify prospective directors for our board.
Our directors completed an online survey for the first time this year. It covered the overall effectiveness of the board, the CEO, the board and committee chairs and the individual committees. The survey was developed in 2008 by an external consultant, Dr. Richard Leblanc, who specializes in effective board governance. Dr. Leblanc compiled the results and provided a report for the nominating, corporate governance and risk committee and the board. The audit committee also conducted its annual self-assessment in February 2009.
Each director also completes a survey every year of his or her own skills and performance and their relevant experience. The chair of the nominating, corporate governance and risk committee also conducts one-on-one interviews with each director so there is an opportunity to discuss any matters relating to the performance of their peers or other aspects of the functioning of the board.
The nominating, corporate governance and risk committee reviews the results of the surveys and interviews and considers whether any changes should be made to the composition or structure of the board or its process. The committee recommends changes to enhance board performance and submits them to the board for approval.
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Other directorships
Our directors do not sit on boards of companies we consider to be competitors. They also cannot join organizations or groups that may have adverse interests, unless they have our boards permission.
In 2006, we started limiting the number of boards our directors can serve on because of increasing demands on directors of public companies. A director:
•	who is an active CEO may serve on the boards of up to three other public companies, including the company he or she is a CEO of

•	who is not an active CEO may serve on the boards of up to four other public companies.
We allow a director to temporarily exceed his or her limit by one public company if the director has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting.
We expect directors to advise the chair of the board and the chair of the nominating, corporate governance and risk committee if they are considering accepting a directorship with another public company.
See About the nominated directors – Director profiles starting on page 9 for the other public company boards that the directors are members of.
Term limits
Our board does not believe in limiting the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means the board would lose the increasing contributions of longer serving directors who have developed a deeper knowledge of and insight into the company over time.
Retirement age
The board has adopted a policy requiring directors to retire when they reach 72 years of age to encourage board renewal. The board can, however, extend the retirement age for an individual director, and reviews any exceptions once a year.
In 2008, the board extended the retirement age of George Dembroski by one year for the third time.
Meeting attendance
We expect each director to attend all board meetings, all meetings of committees he or she is a member of, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend a board or committee meeting in person.
See About the nominated directors — Meeting attendance on page 16 for the attendance record of each director and the total number of board and committee meetings held in 2008.
In camera sessions
Our practice is for our board and committees to meet in camera without management present at all regularly scheduled meetings held in person, and any teleconference meetings as necessary. In 2008, this practice was followed at 6 of 7 board meetings and 23 of 24 committee meetings.
In February 2009, the board amended our governance guidelines so that the board and committees will now meet separately without management at all meetings, including those by teleconference.
Education
We believe that director education is an important means of helping directors maintain skills, gain insights and increase understanding with respect to Cameco’s operations and current and developing issues affecting our business and governance practices. We offer an orientation program for new directors, and a continuing education program for all directors.
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Orientation program
Our orientation program includes a formal orientation session and an educational manual.
The orientation session helps familiarize new directors with the uranium and nuclear industries, our company and what we expect of our board members. Directors also have an opportunity to meet senior management through presentations and at informal social gatherings.
The educational manual covers a wide range of topics including:
•	information on our corporate and organizational structure

•	background information on the company

•	background information on the uranium and nuclear industries

•	recent regulatory filings

•	financial information

•	governance documents

•	important policies.
Continuing education
Our continuing education program has three components:
•	receiving management presentations at board and committee meetings

•	visiting facilities operated by us, or other nuclear facilities

•	attending conferences and seminars.
Management makes presentations to the board and committees when they are making key business decisions, during strategic planning meetings, on topical issues from time to time and in response to requests from directors.
We give directors opportunities to enhance their understanding of our operations and the nuclear industry through site visits to different facilities operated by us, or to other nuclear facilities.
We encourage directors to attend conferences, seminars or courses at our expense. They can be on any subject that is related to their role on our board or board committees, or important for enhancing their knowledge of an industry relevant to us. Our corporate secretary notifies the directors of pertinent conferences, seminars and other educational opportunities to see if they are interested in attending them.
See About the nominated directors – Continuing education and development on page 18 for a list of the different sessions attended by our directors in 2008.
Governance policies, standards and practices
Disclosure policy
We are committed to communicating openly and in a timely way with shareholders, employees and the public. We describe this commitment and our policy for disseminating material information in our disclosure policy.
Our disclosure committee, which provides reports to the audit committee, is made up of senior management and is responsible for:
•	reviewing all public filings that contain material information prior to their release

•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered so timely decisions can be made about appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit committee for approval.
Each board committee reviews certain public disclosures relevant to its mandate before the board considers them for approval. In addition, the audit committee is responsible for reviewing the annual and interim financial statements and management’s discussion and analysis (MD&A) and then recommending them to the board for approval.
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The board also reviews and approves the following documents, which are filed publicly:
•	prospectuses

•	annual information forms

•	management proxy circulars

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.
The audit committee is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.
Our website (www.cameco.com) has information about us for shareholders, investment analysts, the media and the public. The CEO and other officers meet regularly with investment analysts and institutional investors. Our investor, corporate and government relations (IR) department provides information about us to current and potential shareholders and responds to their questions or concerns.
You can reach the IR department in the following ways:

phone:	306.956.6309
fax:	306.956.6318
e-mail:	complete the e-mail form under the Contact section of our website
Code of conduct and ethics
Our board expects all of our directors, officers and employees to act with honesty, integrity and impartiality to earn and maintain the trust of our shareholders, other stakeholders, customers and the communities where we operate.
Our code of conduct and ethics contains principles and guidelines for ethical behaviour and describes the governance and corporate culture we want to develop and preserve. It covers the following, among other things:
•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, securities disclosure and insider trading laws)

•	corporate opportunities

•	reporting illegal or unethical behaviour

•	reporting violations or breaches of the code.
Following the code means that:
•	employees and directors need to report any actual, potential or perceived conflicts of interest to the corporate secretary. He will bring them to the attention of management’s ethics compliance committee if they concern an employee, and to the nominating, corporate governance and risk committee if they involve a director.
•	directors must excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.
We put a confidential ethics hotline in place in March 2006 so employees can express any concerns about inappropriate business conduct confidentially, online or by phone. We survey our employees from time to time to identify any weaknesses and raise awareness of the hotline.
Directors and employees with supervisory responsibilities must review the code and sign a certificate of compliance each year. Any issues arising from these reports are brought to the attention of the audit committee for employees who are insiders, and the nominating, corporate governance and risk committee for directors.
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Standards and practices
As a publicly listed company on the TSX and the NYSE, we must meet a variety of corporate governance guidelines and requirements in Canada and the United States.
Standards
We comply with the corporate governance standards that apply to Canadian companies listed on the TSX, the requirements of the Sarbanes-Oxley Act of 2002 (SOX) and the NYSE corporate governance standards that apply to us as a foreign private issuer with the Securities and Exchange Commission (SEC) in the US.
We also comply with many of the NYSE corporate governance standards that apply to US issuers:
•	the majority of our board is independent under the NYSE standards

•	non-management directors meet separately from management at regularly scheduled meetings

•	the audit committee has a written mandate and its committee members are independent under the SEC and NYSE requirements

•	the audit committee conducts a self-assessment survey to track its activities to its mandate

•	we have an internal audit department that provides management and the audit committee with ongoing assessments of our internal controls

•	the human resources and compensation committee has a written mandate and its members are independent under the NYSE standards

•	we have an enterprise risk management group that provides the nominating, corporate governance and risk committee with ongoing assessments of corporate risk management

•	we have a code of conduct and ethics that applies to directors, officers and employees.
Practices
There is only one major difference between our corporate governance practices and what is required of US issuers under the NYSE standards. The NYSE standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholders to approve equity compensation plans that involve newly issued securities.
The TSX rules also require shareholder approval for any amendments to equity compensation plans that involve:
•	lowering the exercise price or extending the term of options held by insiders

•	increasing the fixed maximum number of securities that can be issued under the plan

•	revising the procedures for amending the plan, or

•	making an amendment that requires shareholder approval under the plan.
Under the terms of our stock option plan, certain other changes also require shareholder approval.
Communicating with the board
As a shareholder, employee or other interested party, you can contact the chair of the board, or the independent directors as a group, by writing to them at our corporate office.
Send the sealed envelope to:
Cameco Corporation
2121-11th Street West
Saskatoon, SK S7M 1J3
Please mark it:
Private and strictly confidential
Attention – Chair of the board of directors
Communicating with the audit committee
If you want to contact the chair of the audit committee, send your sealed envelope to the same address.
Please mark it:
Private and strictly confidential
Attention – Chair of the audit committee
These envelopes will be delivered unopened.
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Board committees
The board carries out its responsibilities directly and through its committees, which make recommendations to the board for approval.
The board has five standing committees:
•	audit committee

•	human resources and compensation committee

•	nominating, corporate governance and risk committee

•	reserves oversight committee

•	safety, health and environment committee
All five committees are independent. This means each member of the committees is independent according to our board’s independence criteria and the terms of the Canadian Securities Administrators’ Multilateral Instrument 52-110 — Audit committees, National Policy 58-201 — Corporate Governance Guidelines, the SEC’s requirements and NYSE corporate governance standards. (John Jarrell, our former vice-president, safety, health and environment, was a member of the safety, health and environment committee until October 1, 2008.)
The nominating corporate governance and risk committee recommends who should be on each committee, and who should serve as its chair. All committee members and chairs are ultimately selected by the board. The committee reports start on the next page and list the current members and chairs of each committee. As the committee memberships will change once the new board is elected at the annual meeting, some of the board committees will have new chairs and we have noted these in the relevant committee reports.
Each committee has a mandate, which lists the responsibilities and duties of both the committee overall and the chair. The committee chair is responsible for determining the meeting agenda, how often the committee will meet and the conduct of each meeting. The committees meet without management present at each regularly scheduled committee meeting. Beginning in 2009, the committees meet without management present at all committee meetings.
You can find the committee mandates on our website (www.cameco.com/responsibility/governance/documents), or request them from our corporate secretary.
Access to management and outside advisors
The board and board committees can invite any member of management, outside advisor or other person to attend any of their meetings.
Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors with approval of the nominating, corporate governance and risk committee.
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Audit committee
The audit committee has six members:

• Nancy E. Hopkins (chair)	• J.W. George Ivany
• John H. Clappison (financial expert)	• Neil McMillan
• Oyvind Hushovd	• Robert W. Peterson
Members of our audit committee must be independent and financially literate to meet regulatory requirements in Canada and the US, and the NYSE corporate governance standards. Mr. Clappison is the audit committee financial expert as he has accounting or related financial expertise and meets both of these requirements.
According to the committee mandate and the NYSE corporate governance standards, members of the audit committee must receive the board’s approval if they sit on the audit committees of more than three public companies. In 2007, the board approved Mr. Clappison serving on the audit committees of four public companies, including Cameco. Mr. Clappison continues to serve on the four audit committees.
The audit committee is responsible for assisting the board in overseeing:
•	the quality and integrity of our financial reporting

•	the quality and integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

•	the quality, performance and independence of our external auditors

•	our compliance with certain laws and regulations, our code of conduct and ethics and our international business conduct policy.
Financial reporting
The committee is responsible for reviewing the following items and recommending them to the board for approval:
•	annual audited financial statements and MD&A

•	quarterly financial statements and MD&A

•	accounting and financial reporting process.
It also reviews quarterly press releases.
Internal control systems
The committee receives reports every year on:
•	our disclosure controls and procedures

•	our internal controls over financial reporting

•	the timetable and process for the CEO and CFO to certify that our quarterly and annual securities filings are accurate.
It oversees the internal audit function and the chief internal auditor reports directly to the chair of the audit committee.
External auditors
KPMG are our current auditors. From time to time, KPMG and or its affiliates also provide us and our subsidiaries or joint ventures with other professional services. See About the auditors starting on page 19 for more information.
The audit committee is responsible for reviewing and approving KPMG’s performance, fees, qualifications, independence and audit of our financial statements.
Approving services
All services the external auditors provide must be pre-approved by the committee to make sure the auditors remain independent. Any service that is not generally pre-approved must be approved by the audit committee before the work is carried out, or by the committee chair or board chair as long as the proposed service is presented to the full audit committee at its next meeting.
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Compliance
The audit committee is responsible for:
•	overseeing compliance with the laws and regulations that apply to us (other than environment and safety compliance, which is the responsibility of the safety, health and environment committee, and human resources and compensation compliance, which are the responsibility of the human resources and compensation committee)

•	monitoring employees’ compliance with the code of conduct and ethics and the international business conduct policy

•	overseeing certain financial risks as delegated by the board.
It also makes recommendations to the board on the above matters.
The audit committee is also responsible for reviewing the succession plan for the CFO and controller and making any related recommendations to the human resources and compensation committee.
2008 highlights
The committee carried out the following activities as part of its 2008 work plan:
•	reviewed and approved interim financial statements and MD&A, and annual audited financial statements and the annual MD&A

•	carried out an assessment of the internal auditor, and reviewed and approved the department’s mandate and five-year audit plan

•	carried out an assessment of the external auditors, and reviewed and approved their audit plan and audit fees

•	reviewed year-end audit issues

•	received reports on compliance with the Sarbanes-Oxley Act of 2002 (SOX) and ongoing compliance activities

•	reviewed related party transactions and political and charitable donations

•	reviewed the CEO’s expenses

•	received updates and education on the transition to International Financial Reporting Standards (IFRS).
At each regularly scheduled meeting, the committee met separately in camera with the internal auditor and external auditors without management present. The audit committee met five times in person and twice by telephone in 2008. Mr. Clappison will become the new chair of the audit committee following the election of the new board of directors at the upcoming annual general meeting.
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Human resources and compensation committee
The human resources and compensation committee has seven members:

• James R. Curtiss (chair)	• A. Anne McLellan
• George S. Dembroski	• Robert W. Peterson
• Oyvind Hushovd	• Victor J. Zaleschuk
• J.W. George Ivany
It is responsible for assisting the board in overseeing:
•	human resource policies

•	executive compensation

•	succession planning

•	management of the pension plans

•	director compensation.
Executive compensation
The committee is responsible for:
•	consulting with management to develop our general philosophy on compensation
•	reviewing and recommending to the board for approval all compensation policies and programs for our executives (vice-presidents and above) including:
•	the corporate goals and objectives relating to the compensation for the CEO and senior vice-presidents

•	evaluating the CEO’s performance against those goals and objectives

•	the compensation for the CEO based on the committee’s evaluation

•	the compensation for our senior vice-presidents based on the CEO’s evaluations.

•	employment contracts with executive officers
•	overseeing the development and implementation of compensation programs, including establishing any incentive and equity-based compensation plans.
The committee believes in the fundamental importance of aligning the interests of executives and shareholders. It is also responsible for reviewing all executive and director compensation disclosure before we disclose it publicly. Our Compensation discussion and analysis explains our philosophy and objectives, policies and guidelines, the different components that make up our executive compensation program, what we base executive compensation on and how we evaluate performance and approve compensation. This report was prepared by management and reviewed by the human resources and compensation committee.

The committee retained Mercer (Canada) Limited (Mercer) as an external consultant to help it evaluate our compensation policies and programs. Mercer has fulfilled the role for the past six years.

In 2008, the committee conducted a comprehensive review of our executive compensation program and practices to make sure they still meet our needs and ultimately provide shareholder value, and it engaged Mercer to help with the evaluation. The committee then retained Hugessen Consulting Inc. (Hugessen) as its primary independent consultant in November 2008, while Mercer continues to provide advisory services to management.

See Executive compensation — Compensation discussion and analysis starting on page 39 for a detailed discussion of our compensation programs and Developments in 2009 on page 70 for more information about the review of executive compensation program.
Succession planning
We have a succession plan for our entire executive team. We also have a leadership development program to instill our leadership competencies throughout Cameco and to prepare certain senior level employees for taking on executive positions in the future.
The human resources and compensation committee is responsible for:
•	reviewing our executive talent pool and the succession plan twice a year. The audit committee is specifically responsible for reviewing the succession plan for the CFO and controller and making related recommendations to the human resources and compensation committee.
•	ensuring the succession plan is presented to the board each year.
The board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the board and are invited to company functions where they can
32 CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

interact with directors more informally.
Pension plan governance
While the board has overall responsibility and accountability for our pension plans (a defined contribution plan, a defined benefit plan, and a supplemental executive pension plan), it has delegated certain responsibilities to the human resources and compensation committee and management’s pension investment committee.
The human resources and compensation committee is responsible for overseeing management’s supervision of our pension plans:
•	making recommendations to the board on plan design and policy after receiving advice from management

•	providing a high level review of the performance of the investment options

•	making recommendations on the investment managers when necessary

•	receiving reports from management’s pension investment committee and the finance, human resources and legal departments from time to time on the above noted matters.
It receives reports from the pension investment committee at least twice a year and reports to the board on the pension plans at least once a year. The pension investment committee is made up of the chief financial officer, senior vice-president, corporate services, senior vice-president, governance, law and corporate secretary, vice-president, human resources, the treasurer and the corporate controller. Its main responsibilities include selecting and monitoring the performance of the investment managers, monitoring the performance of the investment options under the plan and providing guidance to management on administrative matters.
Director compensation
The human resources and compensation committee is also responsible for reviewing the compensation of our directors and recommending it to the board for approval. We have a policy of conducting a thorough review of director compensation every two to three years so that it continues to meet our objectives and stays competitive.
Mercer worked with the committee in a review of director compensation in 2007 that included benchmarking against a compensation peer group (the same benchmark we used to compare our executive compensation program) and directors of companies in the S&P/TSX 60. See Director compensation – Compensation review starting on page 73 for more information.
See Director compensation – Compensation discussion and analysis starting on page 72 for more information about our director compensation practices.
2008 highlights
The committee carried out the following activities as part of its 2008 work plan:
•	completed the executive compensation review, initially with Mercer, and then with Hugessen

•	reviewed the executive compensation market data to ensure that our compensation levels continue to be competitive

•	received a report on the final CSA guidelines for executive compensation disclosure and established the direction for this year’s compensation disclosure

•	conducted an extensive review of the CEO succession plan with an independent consultant

•	reviewed the CEO’s performance for 2007

•	reviewed the CEO’s annual performance assessments of the senior vice-presidents

•	reviewed and recommended changes to base salary, and the short and long-term incentive plan awards for the CEO and senior vice-presidents

•	received the succession plan reports for officers and vice-presidents and focused on more thorough succession planning at the operations level

•	approved the merger of the Eldorado Pension Plan with the Cameco Registered Pension Plan.
The compensation review involved a comprehensive assessment of our compensation philosophy, practices and programs. Both Mercer and Hugessen found that they all generally reflect best practices but recommended some improvements. See Developments in 2009 starting on page 70 for information about their recommendations and the changes we are making to our executive compensation program in 2009.
The committee met in camera without management present at each regularly scheduled meeting. The committee met six times in person and twice by telephone in 2008.
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Nominating, corporate governance and risk committee
The nominating, corporate governance and risk committee has eight members:

• George S. Dembroski (chair)	• Nancy E. Hopkins
• John S. Auston	• J.W. George Ivany
• Joe F. Colvin	• A. Anne McLellan
• Harry D. Cook	• Victor J. Zaleschuk
It is responsible for assisting the board in overseeing:
•	our approach to corporate governance, including establishing corporate governance principles and a code of conduct and ethics

•	identifying and recommending qualified individuals as potential members of our board and board committees

•	risk management.
Corporate governance principles
The committee is responsible for:
•	assessing the size and composition of the board

•	assessing the number of board committees, their composition and mandates

•	evaluating our approach to corporate governance

•	recommending the board adopt a code of conduct and ethics for the organization

•	overseeing our board members’ compliance with our code of conduct and ethics.
The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board), and managing the board’s relationship with management.
As a publicly listed company on the TSX and NYSE, we must meet a variety of corporate governance guidelines and requirements in Canada and the United States. The board has adopted guidelines for meeting these responsibilities and ensuring that our corporate governance practices comply with the governance rules and legislation in Canada and those that apply to foreign private issuers in the US.
Board evaluation
The committee assesses the overall effectiveness of the board and its committees by:
•	developing and implementing an evaluation process

•	maintaining skills matrices of the board and identifying additional skills we should recruit for when we are making changes to the board

•	maintaining a succession plan for the board that meets our corporate needs and the interests of shareholders.
Evaluating performance
See page 24 for a description of the evaluation process that the committee conducts to assess the effectiveness of the board, its chair, board committees, committee chairs and individual directors.
Evaluating the composition of the board
The committee is responsible for establishing the competencies and skills necessary for the board overall, and for any new candidates being considered for nomination to the board.
As part of this process, we have developed a skills matrix for the board overall showing the number of directors with senior level experience, significant operating experience, limited overall experience or no relevant experience in 14 categories that are important to our business. The committee uses this information to identify possible gaps in the skills of the board. It assesses the size of the board and its composition once a year to determine whether we have all of the necessary elements in place for effective decision-making.
The committee identifies potential candidates based on their character, integrity, judgment, record of achievement, experience and any other qualities or qualifications that would enhance the board’s decision-making process and overall management of the business and affairs of Cameco. Before a candidate can be nominated to the board, he or she must disclose any potential conflicts of interest.
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The committee conducted two director searches in 2008. One search was for a suitable candidate with mining and/or exploration experience and an operations background that resulted in the nomination of James Gowans as a director. The other was for a candidate who is a well-respected aboriginal leader from northern Saskatchewan. The Saskatchewan aboriginal community is one of our key stakeholders because several of our principal mining operations are in northern Saskatchewan. This search resulted in the nomination of Donald Deranger as a director.
See About our board starting on page 21 for more information.
Risk management
The committee is also responsible for overseeing management’s risk management process, which includes:
•	overseeing the policies and procedures in place to identify significant risks and the systems to mitigate risk

•	receiving reports regularly from management on our significant risks or exposures and the steps management has taken to monitor and manage these risks

•	making recommendations on risk management policies to the board as appropriate

•	reviewing management’s reports on our insurance program and the directors’ and officer’s liability insurance and indemnity agreements.
The audit committee is responsible for monitoring certain financial risks while the safety, health and environment committee reviews the policies and systems related to safety, health and environmental risk with management. The reserves oversight committee is responsible for overseeing the estimating of our mineral reserves.
2008 highlights
The committee carried out the following activities as part of its 2008 work plan:
•	received enhanced reporting on enterprise risk management to generate a deeper understanding of the principal and emerging risks facing our business

•	carried out two director searches and reviewed the list of proposed nominees

•	reviewed the board composition, skills matrices, directors’ independence and directors’ conflicts

•	reviewed and updated our corporate governance practices and reviewed third-party governance rankings and comments

•	reviewed the composition of the board committees and the committee chairs, responsibilities of the committee chairs and the committee self-assessments

•	reviewed management’s report on our insurance coverage

•	received reports on proxy voting recommendations and voting results

•	recommended to the board an update to our international business conduct policy

•	reviewed the results of the board and committee assessments.
The committee met in camera without management present at four of the five regularly scheduled committee meetings. The committee met seven times in 2008. Ms. Hopkins will become the new chair of the committee following the election of the new board of directors at the upcoming annual general meeting.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 35

Reserves oversight committee
The reserves oversight committee is made up of six members:

• John S. Auston (chair)	• Oyvind Hushovd
• John H. Clappison	• A. Neil McMillan
• Harry D. Cook	• Victor J. Zaleschuk
It is responsible for assisting the board in overseeing:
•	managements estimating of our mineral reserves and resources

•	the review of our mineral reserves and resources before they are disclosed to the public.
Estimating our mineral reserves and resources
The committee is responsible for:
•	confirming the appointment of our designated qualified persons for estimating our mineral reserves and resources

•	reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production

•	receiving management reports on our internal controls and procedures for estimating our mineral reserves and resources

•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information and any related issues and developments with reports from management.
Disclosing our mineral reserves and resources
Before we disclose our mineral reserves and resources, the committee:
•	receives a report on the reserve and resource estimates by the qualified persons from the leading qualified person

•	ensures the qualified persons have not been restricted or unduly influenced in any way

•	has the leading qualified person and the COO confirm that:
•	the information is reliable

•	mineral reserves and resources have been estimated and will be published according to the securities laws and regulations that apply

•	disclosure controls and procedures for disclosing mineral reserve and resource estimates comply with industry standards.
2008 highlights
In addition to its regular business, the committee also carried out the following activities as part of its 2008 work plan:
•	confirmed the appointments of the qualified persons

•	received a report on calculating reserves under IFRS

•	reviewed its mandate

•	recommended a mineral reserve and resource policy to the board for approval

•	approved a certification process for those involved in our mineral reserve and resource reporting, from the qualified persons through the COO to the committee, to help ensure compliance with policy and legal requirements.
At each regular meeting, the committee met in camera without management present and also with the leading qualified person. The committee met three times in 2008. Mr. McMillan will become the new chair of the committee following the election of the new board of directors at the upcoming annual general meeting.
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Safety, health and environment committee
The safety, health and environment committee is made up of seven members:

• Joe F. Colvin (chair)	• A. Anne McLellan
• John H. Clappison	• A. Neil McMillan
• Harry D. Cook	• Robert W. Peterson
• James R. Curtiss
The safety, health and environment committee is responsible for assisting the board in overseeing safety, health and environmental matters by:
•	assessing our policies and management systems for these areas and making any appropriate recommendations to the board

•	monitoring our safety, health and environmental performance.
Assessing policies and management systems
The committee is responsible for overseeing management in the following areas:
•	reviewing our safety, health and environmental policies

•	overseeing the implementation of related systems to make sure we comply with the policies and all safety, health and environmental legislation

•	bringing any material issues of non-compliance to the attention of the board in a timely fashion

•	monitoring the effectiveness of our policies, systems and monitoring systems to protect the safety and health of our employees, contractors, visitors and the general public and manage any environmental impacts

•	reviewing the benchmarking results of our policies, systems and monitoring processes against best practices in the industry

•	reporting any related recommendations to the board.
Monitoring our performance
The committee is responsible for overseeing management in the following areas:
•	keeping abreast of significant safety, health and environmental issues (and monitoring any trends in significant events) with reports from management

•	monitoring our corporate performance in safety, health and the environment and receiving regular updates from management

•	reviewing the findings of our health, safety and environmental audits, action plans and results of investigations into significant events

•	reviewing our Sustainable Development Report

•	receiving regular compliance updates from management

•	reviewing the annual budget for our safety, health and environmental operations so there is sufficient funding for compliance.
2008 highlights
The committee carried out the following activities as part of its 2008 work plan:
•	received updates on the Cigar Lake mine corrective action process

•	received reports on injuries, spills and other incidents

•	enhanced its oversight of safety, health and the environment by now receiving reports quarterly on our environmental leadership initiative (including waste, air emissions, greenhouse gas emissions and water usage)

•	received a report on nuclear power plant benchmarking and a corrective action program

•	integrated the safety, health and environmental audit with the financial audit process under the direction of the chief internal auditor, who attends all committee meetings

•	determined the impact of our safety, health and environmental performance on our executive compensation

•	encouraged management to improve its corrective action process

•	received reports on regulatory and legislative reform initiatives

•	met with the general managers in our mining division on implementing the safety, health, environment and quality management systems

•	some committee members participated in our inaugural Cameco Environmental Leadership Awards which highlight environmental leadership ideas developed by employees at our various sites

•	decided to hold one committee meeting each year at a different Cameco operation.
The committee met in camera without management present at each regularly scheduled meeting. The committee met six times in 2008.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 37

How we compensate our executives and directors
We compensate our executives and directors in a way that is fair, competitive and linked to performance.
This section gives you insight into our compensation process and discusses the different components of our compensation program. We have also provided information that is not required by regulators, to give you a more complete understanding of our decisions.
This section was prepared by management and has been reviewed by the human resources and compensation committee.

Executive compensation		39

•	Compensation discussion and analysis	39
•	2008 results	63
	- Summary compensation table	63
	- Incentive plan awards	65
	- Retirement plan benefits	67
	- Loans to executives	69
•	Developments in 2009	70

Director compensation		72

•	Compensation discussion and analysis	72
•	2008 results	74
	- Summary compensation table	74
	- Incentive plan awards	76
	- Loans to directors	76
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Executive compensation
Compensation discussion and analysis
Our executive compensation program, which applies to our CEO and senior executives, includes a base salary, short and long-term incentives, pension and other benefits.
The short and long-term incentives are at-risk compensation, which is awarded according to how well we perform as a company (corporate performance), and how well the executive performs in his or her role (individual performance). The most senior people in our organization have the highest amount and proportion of compensation that is at risk.
While we target overall executive compensation to fall between the median and 75th percentile, we benchmark base salaries at the median of our compensation peer group. This gives more relative weight to the at-risk component. The human resources and compensation committee also consults with the safety, health and environment committee on our performance in meeting our safety, health and environmental goals. The compensation committee can reduce or eliminate the short-term incentive awards when it feels our performance in those areas has not been satisfactory, and it has done so in the past.
The charts below show the 2008 target compensation mix for our CEO and other senior executives. In 2008, 77% of our CEO’s compensation was variable pay or at risk, while 65% of the compensation of our other senior executives was at risk.

The table below compares the targets for the 2008 short-term and long-term incentives with the actual awards, expressed as a percentage of the executives’ base salary. The targets are comparable to those of our compensation peer group.

	Target at-risk compensation		Total 2008 at-risk compensation
	Short-term	Long-term	Actual 2008 short-term	Actual 2008 long-term
	incentive target	incentive target	incentive	incentive grants
Position	(% of base salary)	(% of base salary)	(% of 2008 base salary)	(% of 2008 base salary)

CEO	80%	250%	56%	238%

Senior executives	45 to 55%	80 to 150%	33 to 41%	134 to 206%

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Summary of 2008
Corporate performance is the single biggest factor affecting our decisions on executive pay.
We ended 2008 with exceptionally strong financial performance, delivering record annual revenue and earnings mainly because of higher earnings in the gold and electricity businesses. This was the sixth consecutive year that we achieved higher results for both of these financial measures. Our overall safety performance also improved, community support was relatively high and we made two major acquisitions to support our growth in the nuclear fuel cycle.
These accomplishments, however, were overshadowed by weaker production, slower advancement of our development projects and operating costs that were higher than budgeted. We also did not reach our goal of top quartile performance for our three-year average total shareholder return relative to our peers.
We therefore made the following compensation decisions for 2008:
•	base salaries increased modestly

•	short-term incentives were awarded below target, using a reduced factor

•	the performance multiplier for long-term incentives paid in 2008 was substantially lower than 2007.
The combined effect was to reduce the overall positioning of executive pay to the 60th percentile of our compensation peer group, compared to the 75th percentile in 2007.
In the next section we discuss our executive compensation program from four key perspectives:
1	Philosophy and objectives

2	What our program includes

3	How our program compares to other companies

4	How our executive compensation aligns with share performance

1	Philosophy and objectives
Our compensation policies and programs are designed to accomplish four specific goals:
•	attract, retain and motivate executives operating in a highly demanding and competitive business environment

•	link executive compensation to corporate performance

•	motivate executives to create shareholder value by:
•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•	ensuring that total compensation of all of our executives includes a significant component that is at risk, reflecting their ability to influence business outcomes and financial performance
•	reflect current market practices by positioning our overall executive compensation between the median and the 75th percentile of our compensation peer group. Positioning our total executive pay at the median means that half of the companies in our peer group pay more than we do and half pay less.
Who participates
Our executive compensation program covers the entire executive team:
•	our CEO (Mr. Grandey)

•	five senior vice-presidents (including the other four named executives, our CFO, Mr. Goheen, and our next three most highly paid officers, Messrs Assie, Gitzel and Chad)

•	14 vice-presidents and two presidents of our US subsidiaries
Other employees also participate in our stock option plan, which is part of our long-term incentive program. See What our program includes starting on page 43 for more information.
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Benchmarks
We review the results of national compensation surveys and also benchmark our executive compensation program as part of our overall analysis and assessment, to make sure our compensation is fair and competitive.
We use three different benchmarks:
•	a primary compensation peer group made up of Canadian capital-intensive companies from different sectors that have an international component in their operations

•	companies in the S&P/TSX 60

•	global nuclear, uranium, energy and mining companies (because we are a global company competing in a global market for executive talent).
We also benchmark our executive compensation internally to make sure we are fair and balanced in our decisions. See How our program compares to other companies on page 61 for more information about benchmarking.
Annual decision-making process
We have developed a very comprehensive process for making decisions about compensation. The illustration below shows the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.
Assessing the overall program
The human resources and compensation committee reviews all of our executive compensation policies and programs and makes recommendations to the board. This process involves:
•	establishing the annual corporate objectives to measure performance

•	evaluating performance

•	determining the proposed base salaries, STI awards, grants of stock options and PSUs

•	committee review and recommendation to the board

•	board approval.
The human resources and compensation committee is satisfied that our current executive compensation policies and programs and our compensation levels are aligned with our corporate performance, reflect competitive market practices and allow us to attract, retain and motivate talented executives.
The committee continues, however, to assess the competitiveness and effectiveness of our executive compensation program, and conducted a comprehensive review in 2008. See Developments in 2009 starting on page 70 for information on the changes we are making to our compensation program.
Compensation consultants
Mercer has acted as the external consultant to the human resources and compensation committee for the past six years to help the committee evaluate our compensation policies and programs. As part of their responsibilities, they conducted a comprehensive review of our director compensation program in 2007 and our executive compensation program in 2008.
Mercer’s services in 2008 mainly involved:
•	providing general information on market trends throughout the year

•	analyzing market comparators and providing benchmark data

•	analyzing specific issues related to compensation and compensation programs

•	reviewing our compensation plans to ensure market competitiveness and compliance with industry standards

•	attending five committee meetings.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR 41

We paid Mercer $305,655 for these services.
In November 2008, the committee retained Hugessen as its independent compensation consultant. Their services in 2008 mainly involved:
•	providing advisory services relating to executive compensation levels, the performance and compensation peer groups, and payout and plan objectives

•	attending two committee meetings and one board meeting.
We paid Hugessen $59,381 for these services.
Following the change in the committee’s compensation consultants, Mercer continues to provide pension and general compensation advisory services to management. We paid Mercer $131,676 for these services in 2008.
The human resources and compensation committee reviews and pre-approves all fees and terms of service for consulting services provided by its compensation consultants. The committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or management.
Share ownership guidelines
One of the key ways we align the interests of management and shareholders is by encouraging our executives to have significant personal holdings of Cameco shares.
We have had share ownership guidelines in place for our executives since January 1, 2005. Guidelines are based on the compensation and position of the individual as follows:
•	CEO — 4.0 x base salary

•	senior vice-presidents — 2.0 x base salary

•	vice-presidents — 1.0 x base salary
Our executives must meet the share ownership guidelines within five years of being appointed to an executive position, or by January 1, 2010, whichever is later. The table below shows the number of shares held by our named executives. Two of them hold more than the minimum number of shares required.

	2008 base		Target value[1] of	Number of	Value of		Meets
Name	salary	Multiple	share ownership	shares held	shares held[2]		guidelines

Gerald W. Grandey	$986,000	4 x	$3,944,000	309,302	$6,510,807		yes

O. Kim Goheen	$460,000	2 x	$920,000	28,683	$603,777		No3 — has until January 1, 2010

George B. Assie	$550,000	2 x	$1,100,000	28,702	$604,177	[4]	no — has until January 1, 2010

Timothy S. Gitzel	$470,000	2 x	$940,000	2,000	$42,100		no — has until January 9, 2012

Gary M.S. Chad	$432,000	2 x	$864,000	45,162	$950,660		yes

1.	The target value is calculated using the 2008 base salary and the multiplier for the named executive’s position.

2.	The share value is based on $21.05, the closing price of Cameco common shares on the TSX on December 31, 2008.

3.	Mr. Goheen met the share ownership guidelines last year before the deadline, but no longer meets the guidelines because of the declining share price.

4.	The acquisition cost of Mr. Assie’s shareholdings was $841,974, but they were worth $604,177 on December 31, 2008 because of the declining share price.
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2 What our program includes
Total compensation for our executives includes five different elements:

1.	Base salary

2.	Short-term incentive plan (STI)	ý	at-risk compensation
3.	Long-term incentive plan (LTI)

4.	Pension	ý	pension and benefits
5.	Benefits and perquisites

The table below gives a summary of the different elements and how they are determined.

Type of compensation	Form	Performance period	How it is determined

Base salary (page 48)	cash	one year	Based on market competitiveness, individual performance and fairness and internal equity

Short-term Incentive (page 49)	cash	one year	Focuses on specific annual objectives
Target award based on market competitiveness and fairness and internal equity Actual award based on corporate and individual performance

Long-term Incentive (page 51)	performance share units	three-year term, with vesting at the end of three years	Focuses on longer-term objectives (three years) and helps executives meet share ownership requirements over time

Target award based on market competitiveness of the LTI package among the compensation peer group

Actual pay out based on a combination of:

• total shareholder return compared to a blended market index

• financial performance over the three-year performance period

Payment is made in Cameco shares purchased on the open market or cash, at the board’s discretion

Long-term Incentive (page 53)	options	eight-year term, with one-third vesting each year starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the compensation peer group The final realized value is based on the appreciation of Cameco’s share price.

Pension (page 55)	defined benefit plan (CEO and one senior vice-president) defined contribution plan (for all other senior vice-presidents) supplemental executive pension plan	ongoing	Based on market competitiveness

Benefits (page 55)	group life, health and dental select perquisites	ongoing	Based on market competitiveness
Our named executives also have employment agreements with us. These are described in more detail starting on page 55.
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Corporate performance
Our corporate performance is measured by how well we achieve both operational and financial goals. The board approves our corporate objectives every year, as recommended by the human resources and compensation committee.
These objectives become the individual performance objectives for the CEO, and are allocated among the senior vice-presidents, becoming part of their individual performance objectives.
Our corporate objectives for 2008 were grouped into four broad measures of success:

1 – A safe, healthy and rewarding workplace

2 – A clean environment

3 – Supportive communities where we operate

4 – Outstanding financial performance
We had 31 corporate objectives in 2008. The table below lists the 13 corporate objectives and results for 2008 that had the most influence on our compensation decisions.

2008 objectives	2008 results

1 – A safe, healthy and rewarding workplace

• Strive for no lost-time injuries and continue the long-term downward trend in frequency and severity of injuries and radiation doses.	• Overall safety performance improved in 2008 and we made good progress in implementing the contractor management program for our Canadian sites.

• Our year-end lost-time frequency for employees and long-term contractors was 0.5 per 200,000 hours worked compared to our target of 0.8. Year-end severity was also better than target.

2 – A clean environment

• Incur no significant environmental incidents at any sites we operate, and, at a minimum, establish a downward trend in the frequency and severity of environmental incidents.	• Reportable environmental incidents totaled 29 in 2008, 6 higher than in 2007.

•    The most significant issues were the discovery of soil and groundwater contamination at our conversion operation at Port Hope, Ontario, and the slow pace of wellfield reclamation at the Smith Ranch-Highland operation in Wyoming. These issues had no significant environmental impact, but emphasized the need for more vigilance in operating older facilities.

•    Integrate environmental leadership into corporate management systems, major projects and key corporate programs. Establish key performance indicators in the five performance areas and continue to develop a system to measure, track and report performance.

•    We made progress by developing short-term environmental leadership plans at our business locations. We now have scorecards in place for all business locations and the sites are now measuring, tracking and reporting performance based on standard indicators.

3 – Supportive communities where we operate

•    Build awareness and support for Cameco in communities impacted by our operations by developing community relationships and business development programs. Expand and establish a benchmark corporate trust rating in communities impacted by our ISR operations in the US and Kazakhstan.

•    In Saskatchewan, public support for uranium mining remained strong at 82%.

•    In Port Hope, Ontario, 79% of residents support the continuation of activities at our conversion facility.

•    At our US operations, support levels were 89% in Wyoming and 65% in Nebraska.

• In Kazakhstan, support is stronger in the cities at 54%, compared to 44% in rural areas.

4 – Outstanding financial performance

• Produce 20.6 million pounds of U3O8.	• Cameco’s share of U3O8 production in 2008 was 17 million pounds.

• Achieve combined unit-operating costs within budget.	• Budget was exceeded due to increased costs and decreased production.

• Dewater the Cigar Lake mine, begin underground remediation and continue the development of surface facilities and infrastructure.
•    The October 2006 inflow source was successfully sealed and dewatering began in July. Dewatering efforts were stopped in August after a subsequent water inflow in another area of the mine. All of the planned surface work for 2008 was completed.

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• Restart the Port Hope UF6 plant by the third quarter at the earliest.	• The Port Hope UF6 plant was restarted at the end of the third quarter. A limited and uncertain supply of HF, caused by a contract dispute, shut the plant down again in December.

• Pursue additional growth opportunities in the nuclear fuel cycle	• We acquired a 24% interest in Global Laser Enrichment (GLE) and a 70% interest in the Kintyre uranium exploration project in Western Australia.

• Shortly after the Kintyre acquisition a new government was elected in Western Australia, resulting in the early removal of the state ban on uranium mining in the region.

• Continue to advance and expand exploration activity to ensure timely replacement of reserves.	• Achieved target by advancing existing projects in the Athabasca Basin and expanding into new areas in Australia and Mongolia.

• Achieve average realized price targets.	• Target was achieved.

• Achieve uranium sales targets of between 31 million to 33 million pounds of U3O8.	• We achieved sales of 34.1 million pounds of U3O8 in 2008, exceeding our objective by 1 million pounds.

• Achieve a 3-year average total shareholder return in the top quartile relative to investment peers.	• Target was not achieved as our results were -16.5%, placing us in the second quartile. Top quartile performance required a return in of over 0.37%.
Financial targets
The table below shows the key financial measures that have also been used over the past three years to assess corporate performance and determine our compensation awards.

Financial performance[1]	2008	2007	2006

Adjusted net earnings (in millions)	$589	$572	$274
Cash provided by operations before working capital changes (in millions)	$845	$682	$383
Return on average capital	18.4%	20.2%	11.3%
Total shareholder return[2]	(46.2%)	(15.7%)	28.4%

1.	These four financial performance measures are non-GAAP measures we use to assess performance for awarding compensation. They do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. We have, however, calculated them consistently year-over-year to make the comparisons meaningful. See pages 32 and 74 of our 2008 annual financial review for the discussion and reconciliation of adjusted net earnings.

2.	We calculated total shareholder return using the annual appreciation of our share price plus dividends paid.
We use the following financial targets because they are a good reflection of our financial performance as a whole:
•	Adjusted net earnings

This financial target is commonly used to measure our profitability. It is easily understood and carries the largest weighting among the three financial targets used in our short-term incentive plan (STI).
•	Cash provided by operations before working capital changes

This target measures our ability to generate cash. It does not include working capital changes because of the significant impact of the timing of sales deliveries, which is set by our customers. This target is used in both our STI and our long-term incentive plan (LTI).
•	Return on average capital

This target measures our efficient use of capital and is a measure that is generally used by companies in capital-intensive businesses. This is the third financial target used in our STI.
•	Total shareholder return

This target measures the performance of our stock. We use a comparison of our three-year total shareholder return to a blend of three indices as the relative performance measure in our LTI.
Our financial performance in 2008 was exceptional, with record net earnings and cash provided by operations before working capital changes. Our shares significantly outperformed the S&P/TSX Composite Index over the past five years. In 2008, however, our share performance was -46.2% while the index delivered a total shareholder return of -33.0% and the S&P/TSX Metals and Mining sub-index delivered a total shareholder return of -68.0%.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   45

See How our executive compensation aligns with share performance on page 62 to see the five-year trend in the performance of our shares compared to our executive compensation.
Individual performance
The board measures the CEO’s individual performance using the annual corporate performance objectives (80% weighting) and their view of his leadership of the company (20% weighting). Turn to page 55 for more information about the process for determining the CEO’s compensation.
At the beginning of the year the CEO establishes individual performance objectives for each of the senior vice-presidents, allocating and weighting the annual corporate performance objectives by individual, according to the executive’s influence in a given area. At the end of each year, the CEO compares performance to targets, analyzes the compensation levels of similar positions in the peer groups, and prepares a comprehensive report and recommendations for the senior vice-presidents, summarizing their individual performance and leadership effectiveness. The human resources and compensation committee reviews the reports and consults with its compensation consultant before making recommendations to the board.
Total compensation
The table below is voluntary and shows the total compensation our named executives have received in the past three years.
Total compensation in 2008 includes:
•	a substantially lower short-term incentive bonus because we did not meet production and cost control targets, two key operational objectives (see Short-term incentive plan on page 49 for more information)

•	a one-time payout of accrued vacation time. Accrued vacation time had grown to a significant amount, so we decided to make a one-time payout in February 2008 to all employees who had banked more vacation time than our policy allowed. We have revised our vacation policy so we do not incur such a liability in the future. Employees can no longer bank excess vacation time (subject to exceptions that might be granted from time to time).
The table also includes 2009 compensation known to date, including long-term incentives that were granted in March 2009 to drive performance over the coming one- and three-year periods. The long-term incentives have been granted at lower values than 2008, as shown in the table.
The ultimate value of a long-term incentive award depends on future events, so its value can change significantly after it has been granted. The value of the equity-based compensation of the named executives has dropped significantly since it was granted in 2006 to 2008, because all of the stock options they received in those years are currently out-of-the-money. Turn to page 65 to see the in-the-money value of the equity-based compensation of our named executives on December 31, 2008. Turn to page 62 to see how the total compensation paid to our executives aligns with our share performance.

	2009	2008	2007	2006
Total compensation	($)	($)	($)	($)

Gerald W. Grandey President and CEO

Base salary	999,500	986,000	950,000	806,000
Short-term incentive (cash bonus)		553,000	945,000	0
Long-term incentive (performance share units1)	774,800	970,750	703,200	706,680
Long-term incentive (stock options2)	1,215,600	1,347,000	856,400	1,615,940
Pension benefits (annual pension service cost3)		290,500	254,400	241,700
Other compensation[4]		412,611	n/a	n/a

Total CEO compensation		$4,559,861	$3,709,000	$3,370,320

O. Kim Goheen Senior Vice-President and CFO

Base salary	473,800	460,000	440,000	418,000
Short-term incentive (cash bonus)		173,000	254,000	184,000
Long-term incentive (performance share units1)	213,070	388,300	375,040	353,340
Long-term incentive (stock options2)	455,850	539,000	535,250	864,340
Pension benefits (annual pension service cost3)		153,300	139,100	132,200
Other compensation[4]		82,923	n/a	n/a

Total compensation		$1,796,523	$1,743,390	$1,951,880

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George B. Assie Senior Vice-President, Marketing and Business Development

Base salary	566,500	550,000	530,000	503,700
Short-term incentive (cash bonus)		227,000	336,000	242,000
Long-term incentive (performance share units1)	271,180	388,300	375,040	392,600
Long-term incentive (stock options2)	506,500	606,000	642,300	1,014,660
Pension benefits (annual pension service cost3)		146,400	134,500	127,800
Other compensation[4]		226,269	n/a	n/a

Total compensation		$2,143,969	$2,017,840	$2,280,760

Timothy S. Gitzel [5] Senior Vice-President and Chief Operating Officer

Base salary	550,000	470,000	440,000
Short-term incentive (cash bonus5)		194,000	404,000
Long-term incentive (performance share units1)	271,180	388,300	140,640
Long-term incentive (stock options2)	506,500	539,000	214,100
Pension benefits (annual pension service cost3)		139,700	118,100
Other compensation[4]		7,598	n/a

Total compensation		$1,738,598	$1,316,840

Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary

Base salary	445,000	432,000	415,000	391,900
Short-term incentive (cash bonus)		146,000	215,000	157,000
Long-term incentive (performance share units1)	116,220	232,980	281,280	298,376
Long-term incentive (stock options2)	303,900	337,000	428,200	751,600
Pension benefits (annual pension service cost3)		134,500	123,900	117,800
Other compensation[4]		153,869	n/a	n/a

Total compensation		$1,436,349	$1,463,380	$1,716,676

1.	This represents the PSUs valued as of their grant date:
•	In March 2009, the following PSUs were awarded at a grant price of $19.37: 40,000 for Mr. Grandey, 14,000 for Messrs Assie and Gitzel, 11,000 for Mr. Goheen and 6,000 for Mr. Chad.

•	In March 2008, the following PSUs were awarded at a grant price of $38.83: 25,000 for Mr. Grandey, 10,000 for Messrs Goheen, Assie, and Gitzel and 6,000 for Mr. Chad.

•	In March 2007, the following PSUs were awarded at a grant price of $46.88: 15,000 for Mr. Grandey, 8,000 for Mr. Goheen, 8,000 for Mr. Assie and 6,000 for Mr. Chad. Mr. Gitzel’s award represents a signing bonus of 3,000 PSUs, which were granted in March 2007 at a grant price of $46.88.

•	In March 2006, the following PSUs were awarded at a grant price of $39.26: 18,000 for Mr. Grandey, 9,000 for Mr. Goheen, 10,000 for Mr. Assie and 7,600 for Mr. Chad.
The actual number of PSUs that vest varies from 0 to 150% of this number depending on corporate performance, and up to 200% for exceptional performance. Payouts will equal the market price of a share at the time of payout multiplied by the actual number of PSUs that vest.

2.	Options granted, using a grant date valuation of $10.13 per option in March 2009, $13.47 per option in March 2008, $21.41 per option in March 2007 and $18.79 per option in March 2006.

We used the Black-Scholes option-pricing model. Key assumptions:
•	In March 2009: a dividend yield of 1.20%, 52.5% volatility, a risk-free rate of 3.0% and a life of 8 years

•	in March 2008: a dividend yield of 0.4%, 32.1% volatility, a risk-free rate of 3.8% and an expected life of 5.5 years. The expected life assumption is different than previous years and is based on Mercer’s analysis of the expected life of Cameco options and options among companies in the compensation peer group, calculated as half the total of the actual term (8 years) and the vesting period (all vesting periods were assumed to be 3 years). This approach may not be the same as that used by other companies and is sensitive to the assumptions used.

•	in March 2007: a dividend yield of 0.34%, 35% volatility, a risk-free rate of 4.0% and a life of 8 years

•	in March 2006: a dividend yield of 0.39%, 35% volatility, a risk-free rate of 4.2% and a life of 8 years
In March 2009, 120,000 options were granted to Mr. Grandey, 45,000 options were granted to Mr. Goheen, 50,000 options for Messrs Assie and Gitzel and 30,000 options to Mr. Chad. In March 2008, 100,000 options were granted to Mr. Grandey, 40,000 to Mr. Goheen, 45,000 to Mr. Assie, 40,000 to Mr. Gitzel and 25,000 to Mr. Chad. In March 2007, 40,000 options were granted to Mr. Grandey, 25,000 to Mr. Goheen, 30,000 to Mr. Assie, 10,000 to Mr. Gitzel and 20,000 to Mr. Chad. In March 2006, 86,000 options were granted to Mr. Grandey, 46,000 to Mr. Goheen, 54,000 to Mr. Assie and 40,000 to Mr. Chad. The option award to Mr. Gitzel in 2007 reflects a signing bonus of 10,000 options, which was granted in March 2007 and valued at $21.41 per option using the Black-Scholes model as described above.

3.	Pension benefits include the amount of company contributions under the registered defined contribution pension plan for Messrs Goheen, Assie and Gitzel, plus the value of the projected pension earned for the year of service credited for the specified fiscal year under the supplemental executive pension plan. Pension benefits for Messrs Grandey and Chad include the value of the projected pension earned for the year of service credited for the specified fiscal year under the registered defined benefit plan and the supplemental executive pension plan.
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4.	Other compensation includes vacation time paid in February 2008 to the named executives that had accrued over many years. Accrued vacation pay had grown to a significant amount, so we decided to make a one-time payout to all employees who had banked vacation time in excess of the policy. We have revised our vacation policy so employees can no longer bank excess vacation time (subject to exceptions that might be granted from time to time), so we do not incur such a liability in the future. Total employer contributions to the perquisites of each of the named executives, including life insurance, tax planning, an executive medical plan and a vehicle allowance, were less than $50,000 and 10% of the executive’s base salary in each year, so they are not disclosed in this table.

5.	Mr. Gitzel was appointed senior vice-president and chief operating officer in January 2007. He received a signing bonus of $125,000 and 3,000 PSUs and 10,000 options that would be granted in March 2007, at the same time as our annual grant of long-term incentives.
Base salary
We set our benchmark for base salaries at the median of the compensation peer group.
We review base salaries of our CEO and other senior executives every year, and compare them with the market to make sure the salary levels are fair and competitive. We compare base salaries:
•	with similar positions at companies in the compensation peer group

•	on a job-by-job basis with data from independent national compensation surveys.
Then we consider our corporate performance for the year, the individual’s performance, and the salaries of others at Cameco to make sure increases are fair and balanced.
2008 base salary
The table below shows the adjustments we made to the base salaries of our named executives in 2008 and 2009. This year the human resources and compensation committee and the board concluded that a modest increase was appropriate to remain competitive with the market.
It recommended increasing Mr. Grandey’s salary by 1.4% to remain at the median of the compensation peer group. Mr. Grandey’s increase is lower than the other senior executives because of our corporate performance in 2008, and the fact that the corporate objectives are his individual objectives.
Mr. Gitzel’s increase is substantially higher to make his direct compensation more competitive (Mr. Gitzel was appointed senior vice-president and chief operating officer in January 2007). The increase brings his base salary up to the 25th percentile of our compensation peer group.

	2009 base salary		2008 base salary
		% increase		% increase
Name and position	$	from 2008	$	from 2007

Gerald W. Grandey	$999,500	1.4%	$986,000	3.8%
President and CEO

O. Kim Goheen	$473,800	3.0%	$460,000	4.5%
Senior Vice-President and CFO

George B. Assie	$566,500	3.0%	$550,000	3.8%
Senior Vice-President, Marketing and Business Development

Timothy S. Gitzel	$550,000	17.0%	$470,000	6.8%
Senior Vice-President and Chief Operating Officer

Gary M.S. Chad	$445,000	3.0%	$432,000	4.1%
Senior Vice-President, Governance, Law and Corporate Secretary
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Short-term incentive plan (STI)
STI gives executives the opportunity to earn cash awards each year based on their success in achieving pre-established corporate and individual performance objectives. STI also takes into account whether or not we have met our goals for safety, health and the environment.
Awards range anywhere from 0 to 150% of the STI target established for the year based on the level of performance. Payouts can be:
•	50% of the STI target if our performance meets the threshold (80% of the performance target)

•	150% of the STI target if we deliver outstanding performance (120% of the performance target).
No bonus is paid if our performance is below the threshold target. The board has the discretion to pay up to 200% of the STI target for exceptional performance.
The human resources and compensation committee sets the STI target bonus ranges for each executive based on the level of the position, fairness and balance when compared to our other employees, and overall market competitiveness. STI awards are then calculated using the following target award levels and performance weightings:

	STI target for 2008	Corporate performance	Individual performance
Position	(% of base salary)	weighting[1]	weighting[1]

CEO	80%	80%	20%

Senior vice-presidents	45% to 55%	60%	40%

Vice-presidents	35%	40%	60%

1.	The board can adjust the weightings for the financial targets and individual performance.
We calculate the STI factor as follows:

	Corporate performance %				Weighting	Multiple[1]

	The board can adjust the relative weightings of any of these measures, or change them, if they feel they do not accurately reflect our corporate performance.	ý	Adjusted net earnings Cash flow from operations Return on average capital		40% 30% 30%	0 — 150% 0 — 150% 0 — 150%

					Weighting	Multiple

+	Individual performance %	ý	Leadership effectiveness Corporate objectives Key operating results	ý	At the discretion of the board or CEO[2]	At the discretion of the board or CEO[2]

=	STI factor 0 to 150%	ý	Payouts range from 0% to 150% of the STI target depending on our corporate performance and the individual’s performance.

Payouts can be up to 200% for exceptional performance, at the discretion of the board.

X	Safety, health and environment adjustment (0 to 1)	ý	The human resources and compensation committee consults with the safety, heath and environment committee to discuss our corporate performance against our goals and plans for safety, health and the environment.

It can reduce or eliminate the STI award for performance that is unsatisfactory in these areas.

=	STI

1.	If any of our corporate performance measures is less than 80% of the target, the corresponding multiple is 0. If the corporate performance measure is 80% or higher, the corresponding multiple ranges from 50% for threshold performance to 150% for outstanding performance (i.e. exceeding 120% of the target), or, at the discretion of the board up to 200% for exceptional performance.

2.	The weighting for the CEO can be adjusted by the board for flexibility if there are emerging corporate issues. The CEO can adjust the weighting for the other executive officers, subject to board approval.
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2008 STI awards
The table below shows the STI payouts made to our CEO and senior executives with respect to 2008. For the CEO STI was based 80% on overall corporate financial performance and 20% on individual performance, and 60% on corporate performance and 40% on individual performance for the other senior executives.
The STI factor for 2008 is 70% for the CEO and 75% for the other senior executives. The STI factor was originally calculated as 93% based on the corporate financial performance measures set out in the STI plan. The CEO, however, recommended to the human resources and compensation committee that the STI factor be reduced because production targets were not met and costs were higher than budgeted. The board approved the lower factor because we did not meet these two key operational objectives. The STI bonus for each executive was rounded to the nearest $1,000.
Our performance against our 2008 goals and plans for safety, health and the environment was satisfactory.

	2008		STI						2008 STI	2007 STI
	base		target		STI		SHE		bonus	bonus	%
Name and position	salary		for 2008		factor		adjustment		paid	paid	change

Gerald W. Grandey	$986,000	x	80%	x	70%	x	1	=	$553,000	$945,000	(42%)
President and CEO

O. Kim Goheen	$460,000	x	50%	x	75%	x	1	=	$173,000	$254,000	(32%)
Senior Vice-President and CFO

George B. Assie	$550,000	x	55%	x	75%	x	1	=	$227,000	$336,000	(32%)
Senior Vice-President, Marketing and Business Development

Timothy S. Gitzel[1]	$470,000	x	55%	x	75%	x	1	=	$194,000	$279,000	(30%)
Senior Vice-President and Chief Operating Officer

Gary M.S. Chad	$432,000	x	45%	x	75%	x	1	=	$146,000	$215,000	(32%)
Senior Vice-President, Governance, Law and Corporate Secretary

The Total compensation table on page 46 shows the impact that discretionary changes, market compensation and formula calculations had on STI awards for our named executives over the past three years.
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Long-term incentive plan (LTI)
LTI gives executives and other employees the opportunity to receive options and performance share units (PSUs) every year. Options are awarded to employees ranging from first-line supervisors to senior vice-presidents and the CEO, while PSUs are awarded to vice-presidents and above.
The stock option plan is designed generally for professional employees and employees with supervisory responsibilities and ties a portion of their future compensation to our operating performance, and to the long-term performance of our shares. Options that were previously granted to employees are not taken into consideration when new grants are determined.
The human resources and compensation committee evaluates our weightings of options and PSUs every year, and makes adjustments based on the emphasis Canadian public companies are generally putting on stock options or some form of whole share plan. The committee set the targeted mix in expected value of the long-term incentives for the executives at 40% PSUs and 60% stock options in 2008 and 2009, similar to 2007.
Each LTI grant is based on market competitiveness, individual performance, the employee’s level in the company and fairness and balance when compared to others internally. In 2008 the LTI grant was targeted at the 60th percentile of the primary compensation peer group. Option grants for other employees are based on their position and performance for the year, within established ranges for the different position levels.
Awards are granted every year on March 1, after we publicly disclose our results for the previous fiscal year (or the first business day after the board meets if March 1 falls on a weekend).
If we impose a trading blackout period that includes March 1, we will make the grants seven trading days after the blackout period has ended. The board can make special grants of options and PSUs at other times during the year.
Performance share unit plan
We introduced a performance share unit plan for executives in 2004 to replace some of the incentive opportunities involving options. The longer-term nature of the award is aimed at increasing retention.
The PSU plan allows us to reduce the number of options we grant, lessening the dilutive impact to shareholders. It is designed to motivate executives to:
•	consistently meet operating performance targets

•	create shareholder value that can be sustained on an absolute and relative basis over a three-year period

•	continue to increase their ownership of Cameco shares.
Under the plan, each PSU represents one notional common share that can be exchanged for Cameco common shares purchased on the open market (or for cash, at the board’s discretion) at the end of a three-year period as long as certain performance and vesting criteria have been met. PSUs do not earn dividends. Withholding taxes apply, so the amount of cash or shares each executive receives is reduced by that amount.
Vesting
PSUs issued up to and including March 4, 2008 vest at the end of the three-year period based on three criteria:
•	annual cash provided by operations before working capital changes (absolute measure)

•	annualized total shareholder return (relative measure)

•	employment status
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We calculate the amount as follows:

Annual cash provided by operations before working capital changes (absolute measure)

If our performance is:
	% of PSUs available to vest from 0 to 150%	ý
•   between 95 and 105% of the target, 100% of the PSUs available will vest
•   below 95%, the board can lower the number of PSUs that will vest
•   higher than 105% of the target, the board can increase the number of PSUs that will vest.

No PSUs will vest if our performance is below 80% of the target. The board can pay up to 200% of the target for exceptional performance.

Annualized total shareholder return (TSR) (relative measure)

X	% of PSUs available to vest 100% or 50%	ý	We compare our annualized total shareholder return (appreciation in share price + dividends paid) to the Metals and Mining, Utilities and Gold indices over three years. While the relative weighting of this blended index may vary, it represents the mix of industries that make up our operations.

If our performance is similar to the index, there will be no change to the initial grant of PSUs (for example, if the return of the blended market index is 10%, our total shareholder return must be at least 8%).

If our performance is less than comparable (falling outside a defined range), then we reduce the initial grant of PSUs by 50%.

=	% of initial grant of PSUs 0 to 150%	ý	Performance multiplier

If an executive is no longer an employee at the end of the three-year vesting period, a pro-rated portion of the PSUs will vest based on the period of employment, as long as the executive:
•	was not terminated for cause

•	did not resign from Cameco before being entitled to receive a pension under our registered pension plan.
If an executive is terminated within 12 months after a change of control, all of the PSUs will vest and be paid out at their target value.
2008 PSU awards
The PSUs granted in March 2008 have a three-year performance period, and vest in December 2010. We determine the payout by looking at:
•	actual cash provided by operations before working capital changes compared to the target for each year

•	annualized total shareholder return over the three-year period compared to a blend of three TSX indices, as described above.
Targets are set every year. The human resources and compensation committee and the board view them as reasonably challenging stretch targets. In 2008, actual cash provided by operations before working capital changes was $845 million, which was slightly below target.
2008 PSU payouts
The table below shows the 2008 payouts of the PSUs awarded to our named executives in 2006, compared to the amounts paid in 2007.
•	The absolute measure in 2008 is lower than it was in 2007 because cash provided by operations before working capital changes in 2008 was slightly below target, while in 2007 it exceeded target.

•	The relative shareholder return for our LTI in 2008 is half of what it was in 2007 because the total shareholder return of the blended indices (-6.97%) was less than 10%, and our three-year total shareholder return (-18.24%) was more than 2% below the total shareholder return of the blended indices.

•	Total payout in 2008 was also lower than 2007 because of the decline in our share price.
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	2006			Value of total	2005			Value of total
	PSU award			2006 PSU	PSU award			2005 PSU
	target	Absolute	Relative	payout	target[2]	Absolute	Relative	payout
Name	(# of units)	measure	measure	Dec. 22, 2008[1]	(# of units)	measure	measure	Dec. 31, 2007[3]

Gerald W. Grandey	18,000	100%	50%	$173,603	90,000	115.6%	100%	$4,154,556

O. Kim Goheen	9,000	100%	50%	$86,801	12,600	115.6%	100%	$581,654

George B. Assie	10,000	100%	50%	$96,446	18,000	115.6%	100%	$830,911

Timothy S. Gitzel[4]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Gary M.S. Chad	7,600	100%	50%	$73,299	8,400	115.6%	100%	$387,743

1.	Our share price on the TSX was $39.26 when PSUs were granted in 2006. The PSUs were paid out in Cameco common shares, which we acquired on behalf of the named executives on December 22, 2008 at an average purchase price of $19.29. The named executives realized 24.6% of the amounts disclosed in their total compensation for 2006.

2.	The number of PSUs granted in 2005 has been adjusted for the stock split on February 17, 2006.

3.	Our share price on the TSX was $27.04 (adjusted for the stock split on February 17, 2006) when PSUs were granted in 2005. The PSUs were paid out in Cameco common shares, which we acquired on behalf of the named executives on December 31, 2007 at an average purchase price of $39.93. The named executives realized 170.7% of the amounts disclosed in their total compensation for 2005.

4.	Mr. Gitzel joined Cameco in January 2007 so he was not awarded PSUs in 2005 or 2006.
The PSU payouts were made in late December 2007 and 2008 for PSUs awarded in 2005 and 2006, respectively. The board decided these payouts would be in common shares purchased in the market, on the recommendation of the human resources and compensation committee.
The final value of the PSUs is based on the value of Cameco shares near the end of the three-year period, and the number of PSUs that will ultimately vest.
See the Total compensation table on page 46 for the PSUs granted to our named executives over the past three years.
Stock option plan
Our stock option plan gives executives and other employees a form of compensation tied to the market value of our common shares. We had 732 employees participate in the plan in 2008 and estimate that 850 will participate in 2009.
The human resources and compensation committee believes that granting options is an effective way to:
•	recognize the efforts of certain employees for their contribution toward achieving our corporate performance objectives

•	make sure that executives and other employees are committed to the longer term interests of the company and our shareholders

•	attract, retain and motivate employees to achieve corporate success.
Options have a term of eight years and one-third vest each year, starting on the first anniversary of the date of the grant. Options granted before 1999 expire 10 years after the date of the grant. Loans were previously made under the plan for exercising certain options, but we ended this practice in 1999.
The board fixes the exercise price of an option at the time of the grant. Since 2006, the board has fixed the exercise price at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.
If an employee leaves the company, any unvested shares will vest during a specific period of time depending on the reason for leaving. All vested options can be exercised for the same specified period of time. See CEO compensation and employment contract starting on page 55 for more information.
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No more than 10% of the total issued and outstanding shares can be issued to insiders in a one-year period under the stock option plan and any other security based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total issued and outstanding common shares. Options cannot be assigned to another person.
Making changes
On July 27, 2007, the board amended the option plan so the human resources and compensation committee can elect to give holders the choice of receiving cash when they exercise their options. This change, which was in place until November 2008, did not require shareholder approval because it involves a corresponding reduction in the number of shares in the option plan reserve. In November 2008, the committee discontinued this practice as a prudent measure for conserving cash.
The board can change, suspend or terminate the option plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange Cameco is listed on that requires approval from shareholders or any governmental or regulatory body.
Neither the board, human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan.
The following kinds of changes also require shareholder approval under the terms of the plan:
Administrative
•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on.
Exercise price
•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan.

•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option or reissuing it at a lower price is considered a reduction in the exercise price.
Eligibility
•	any change that increases the categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession.
Securities
•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.
See the Total compensation table on page 46 for information on the options granted to our named executives over the past three years.
International employees
On January 1, 2001, we introduced the non-North American stock option plan (phantom plan) to give eligible employees of our international subsidiaries the opportunity to participate in our overall growth and profitability.
54   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

The phantom plan has the same objectives and features as our stock option plan except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the market price of a Cameco share on the exercise date and the exercise price of a phantom stock option.
Pension benefits
The human resources and compensation committee believes pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining talented employees, including executives.
Our executives participate in a registered base plan and a supplemental plan.
Registered base plans
This is a defined contribution plan for the named executives, except for Messrs Grandey and Chad who participate in a registered defined benefit plan.
Supplemental plan
The supplemental executive pension plan is a non-contributory supplemental defined benefit plan that is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.
All of our executives and certain officers of wholly owned subsidiaries participate in the supplemental executive pension plan. See 2008 results — Retirement plan benefits on page 67 for more information.
Perquisites
Our named executives receive a number of perquisites as part of their total compensation, including:
•	life insurance

•	long-term disability

•	tax planning

•	an executive medical plan

•	a vehicle allowance

•	additional salary protection in the event of a disability (at no current incremental cost to Cameco).
These perquisites are similar to those offered by the companies in our primary compensation peer group.
CEO compensation and employment contract
Mr. Grandey signed a new employment agreement with us on December 31, 2007 that does not include a fixed term of employment. The new contract provides for:
•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan

•	participation in the defined benefit pension plan

•	participation in the supplemental executive pension plan.
It also includes post-termination obligations requiring that he:
•	not use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	not compete against us in any way for 12 months after he leaves the organization

•	not solicit any of our customers, suppliers or employees or harm our relationships with any of them for 18 months after he leaves the organization.
Mr. Grandey is also entitled to US currency protection for any benefits that will be paid to him under our executive defined benefit pension plan and the supplemental executive pension plan if the exchange rate from the Canadian to US dollar is less than 0.725 at the time of payment.
Compensation
The human resources and compensation committee considers the following when it reviews the salary and performance of the CEO:
•	overall corporate performance (financial performance and annual corporate objectives)
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•	comparative compensation — how salary, short- and long-term incentives compare to similar positions in the peer groups

•	implementation of the CEO’s strategies to increase shareholder value

•	the CEO’s leadership measures.
The CEO submits a performance self-assessment to the committee. The committee reviews the self-assessment, considers compensation recommendations received from the compensation consultant, and then recommends the CEO’s compensation to the board for approval.
On termination
The table on page 59 gives a summary of the incremental compensation that would be paid to Mr. Grandey if his employment had been terminated on December 31, 2008.
If Mr. Grandey resigns, it will be treated as retirement because he is eligible to retire. If there is a change of control and no termination, Mr. Grandey does not receive any incremental benefits.
Employment agreements with senior executives
Messrs Assie, Goheen and Chad signed new employment agreements on November 1, 2005. The contracts are for an indefinite period of employment and provide for:
•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan (other than Mr. Chad who participates in the executive defined benefit pension plan) and the supplemental executive pension plan.
By January 1, 2010, the three executives are to own an amount of Cameco shares that is at least two times their base salary. See page 42 for more information on the executive share ownership guidelines.
Mr. Gitzel signed an employment agreement with us on January 9, 2007, which entitles him to receive:
•	a base salary

•	a signing bonus

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan and the supplemental executive pension plan.
By January 9, 2012, Mr. Gitzel is to own an amount of Cameco shares that is at least two times his base salary.
The contracts with all four executives also include post-termination obligations requiring that each does not:
•	use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	compete against us in any way for 12 or 18 months (depending on the officer) after he leaves the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 to 18 months (depending on the officer) after he leaves the organization.
On termination
If Messrs Goheen, Assie or Chad resign, it will be treated as retirement because they are eligible to retire. These executives do not receive any incremental benefits if there is a change of control but no termination.
Clawback provisions
If our financial statements have to be restated because of misconduct, the CEO and CFO have to reimburse some of their incentive compensation as required by law. This policy has been in place since 2003.
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Compensation on termination
The table below gives a summary of the compensation that would be paid to the named executives if any of them is terminated. The only difference for Mr. Gitzel is if he is terminated without cause, his severance and STI awards are based on 18 months, rather than two years.
We believe the following terms are fair, competitive with the market and based on industry practice.

Type of
Termination	Severance	STI bonus	Options	PSUs	Benefits	Pension

Retirement	• none	• bonus for the current year is pro- rated to retirement date	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to retirement date	• post-retirement benefits[1] continue until age 65 • once the executive turns 65, life insurance is reduced and health and dental benefits are provided until death	• credited service no longer earned[2]

Resignation[3]	• executive must give three months notice • if we waive the notice, we must pay his base salary for 3 months	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• performance is measured to the end of the year that he resigns • awards are pro-rated to resignation date	• none	• credited service no longer earned

Termination without cause	• lump sum equal to base salary for the notice period[4]	• lump sum equal to the target bonus for the notice period[4]	• options continue to vest for the notice period[5]

• must be exercised within the notice period[4] (except for the CEO who is entitled to the notice period plus 90 days) or by the original expiry date, whichever is earlier

			• this does not apply to the CEO’s options granted on Jan. 1, 2003 as they may be exercised until Dec. 31, 2010	• performance is measured to the end of the year of termination • awards are pro-rated to termination date	• employer contributions for health, dental and life insurance benefits continue for the notice period[4] or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period[4]

Termination without cause within 12 months of a change of control[5]	• same as for termination without cause	• same as for termination without cause	• all unvested options vest, assuming TSX approval • must be exercised within two years or the original term, whichever is earlier	• all PSUs vest and are paid at target	• same as for termination without cause	• same as for termination without cause
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   57

Type of
Termination	Severance	STI bonus	Options	PSUs	Benefits	Pension

Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• entitlement to any PSU payout in the year is lost and all PSUs are cancelled	• none	• credited service no longer earned

Death	• none	• pro-rated to the date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to the end of the year of death • awards are pro-rated to the date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

1.	Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires.

2.	A supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

3.	Messrs Grandey, Goheen, Assie and Chad are eligible for early retirement and therefore do not qualify for the compensation that is paid if a senior executive resigns.

4.	The notice period for Messrs Grandey, Goheen, Assie and Chad is two years or the period remaining until age 65, whichever is earlier. The notice period for Mr. Gitzel is 18 months or until he reaches our normal retirement date, whichever is earlier.

5.	According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of the voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Mr. Grandey, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Messrs Goheen, Assie, Gitzel and Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.
58   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2008 and includes a situation of termination without cause with a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament as discussed in note 5, above.

Type of termination	Severance	STI bonus	Options[1]	PSUs[2]	Benefits[3]	Pension[4]	Total payout

Gerald W. Grandey President and CEO

Retirement[5]	nil	nil	nil	nil	107,200	nil	107,200
Termination without cause	1,972,000	1,577,600	nil	nil	39,600	818,200	4,407,400
Termination without cause with a change of control	1,972,000	1,577,600	0[6]	842,000	39,600	818,200	5,249,400
Termination with cause	nil	(553,000)	nil	(288,358)	nil	nil	(841,358)
Death	nil	nil	nil	nil	1,972,000	(2,190,700)	(218,700)

O. Kim Goheen Senior Vice-President and CFO

Retirement[5]	nil	nil	nil	nil	51,700	nil	51,700
Termination without cause	920,000	460,000	nil	nil	13,900	328,800	1,722,700
Termination without cause with a change of control	920,000	460,000	0[6]	378,900	13,900	328,800	2,101,600
Termination with cause	nil	(173,000)	nil	(130,398)	nil	nil	(303,398)
Death	nil	nil	nil	nil	920,000	(343,900)	576,100

George B. Assie Senior Vice-President, Marketing and Business Development

Retirement[5]	nil	nil	nil	nil	165,400	nil	165,400
Termination without cause	1,100,000	605,000	nil	nil	17,900	343,600	2,066,500
Termination without cause with a change of control	1,100,000	605,000	0[6]	378,900	17,900	343,600	2,445,400
Termination with cause	nil	(227,000)	nil	(130,398)	nil	nil	(357,398)
Death	nil	nil	nil	nil	1,100,000	(1,976,100)	(876,100)

Timothy S. Gitzel Senior Vice-President and Chief Operating Officer

Resignation[7]	nil[8]	(194,000)	nil	(92,761)	0[3]	nil[9]	(286,761)
Termination without cause	705,000	387,750	nil	nil	9,000	380,780[9]	1,482,530
Termination without cause with a change of control	705,000	387,750	0[6]	273,650	9,000	380,780[9]	1,756,180
Termination with cause	nil	(194,000)	nil	(92,761)	nil	nil[9]	(286,761)
Death	nil	nil	nil	nil	940,000	nil[9]	940,000

Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary

Retirement[4]	nil	nil	nil	nil	163,900	nil	163,900
Termination without cause	864,000	388,800	nil	nil	15,300	669,900	1,938,000
Termination without cause with a change of control	864,000	388,800	0[6]	252,600	15,300	669,900	2,190,600
Termination with cause	nil	(146,000)	nil	(87,273)	nil	nil	(233,273)
Death	nil	nil	nil	nil	864,000	(984,100)	(120,100)

1.	The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   59

2.	When there is a retirement, termination without cause or termination without cause with a change of control, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

When the executive resigns or is terminated for cause, he forfeits any payment. To determine the amount forfeited, we have calculated the payout of the outstanding PSUs based on the results to date.

When the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target, and are paid out on the termination date.

The calculation in each situation in the table is based on a share price of $21.05, the closing price of a Cameco common share on the TSX on December 31, 2008.

3.	Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires. Messrs Goheen and Gitzel are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2008.

4.	The incremental pension benefit is the difference between the commuted values for termination and the commuted value for retirement at December 31, 2008. The commuted value for retirement on December 31, 2008 is $5,450,700 for Mr. Grandey, $1,875,600 for Mr. Goheen, $5,367,500 for Mr. Assie and $2,523,800 for Mr. Chad. See note 9 for an explanation of Mr. Gitzel’s commuted value.

If the commuted value on the termination event is less than the commuted value when the executive retires, his pension benefit is negative. The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use to determine these estimates may not be exactly the same as methods other companies use, so you may not be able to compare the figures directly with those of other companies. We used the following assumptions to estimate the commuted values. These are based on the Canadian Institute of Actuaries Standard Practice for Determining Pension Commuted Values.
•	100% vesting (except for Mr. Gitzel, who is not yet vested at December 31, 2008)

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2008

•	a discount rate of 3.75% each of the next 10 years and 5.25% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax.

5.	The termination on resignation estimate does not apply to Messrs Grandey, Goheen, Assie and Chad because they are all eligible to retire and a resignation by any one of them would be treated as a retirement.

6.	None of the unvested options are in-the-money at December 31, 2008. Although they all vest when an executive is terminated without cause with a change of control, we have assumed that none of the options would become in-the-money before expiry, and so the value of the resulting benefit is zero.

7.	If Mr. Gitzel voluntarily ended his employment on December 31, 2008, this would be regarded as a resignation because of his age.

8.	Mr. Gitzel is required to give three months advance notice when he resigns. We can waive this notice if we pay three months’ base salary, or $117,500. The table assumes that we did not waive the notice period.

9.	Mr. Gitzel is not eligible to retire at December 31, 2008 because he is not yet vested under the supplemental executive pension plan. If he resigns, is terminated with cause or dies, Mr. Gitzel’s pension amount is $30,020, the estimated balance of his defined contribution pension plan account. The incremental value for each of the other terminating events is the difference between the estimated balance of his defined contribution pension plan account and the commuted value on the terminating events.
60   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

3 How our program compares to other companies
We benchmark our executive compensation to make sure it is fair and competitive internally and externally.
As a publicly traded, global nuclear energy company based in Canada, Cameco has few peers. Our primary business is uranium where we carry out exploration, mining, refining, conversion and fabrication, but we also have significant interests in a nuclear power plant and a gold mining company. We also compete in a global market for executive talent.
We use three different benchmarks to give us a comprehensive view of executive compensation levels among peer companies by industry, size and complexity and by geography (Canadian vs. global):
•	primary compensation peer group

•	companies in the S&P/TSX 60

•	global nuclear, uranium, energy and mining companies.
Compensation peer group
The human resources and compensation committee established a compensation peer group made up of 15 Canadian, capital-intensive companies from the mining, electric/natural gas/utilities, chemicals and diversified metals sectors as the main source for benchmarking executive compensation. These companies were chosen mainly because their executive positions are similar in terms of the scope and complexity of responsibilities and other criteria including:
•	overall revenue

•	size of assets

•	capital intensity

•	international scope of operations

•	the impact of commodity prices
The peer group for 2008 was made up of the following 15 Canadian public companies listed on the TSX:

Agrium Inc.	Goldcorp Inc.	Penn West Energy Trust
Barrick Gold Corporation	Kinross Gold Corp.	Potash Corp. of Saskatchewan
Emera Inc.	Methanex Corp.	Sherritt International Corporation
First Quantum Minerals Ltd.	Nexen Inc.	Teck Cominco Ltd.
Fortis Inc.	Nova Chemicals Corp.	TransAlta Corp.
Companies in the S&P/TSX 60
The S&P/TSX 60 is made up of a cross-section of industries representing the largest companies in Canada. Since our position within this group continues to evolve, the human resources and compensation committee reviews compensation information on companies in the index as part of its decision-making.
Global nuclear, uranium, energy and mining companies
Since the market for executive talent is global, the committee also considers compensation levels at various companies in the global nuclear, uranium, energy and mining sectors.
Mercer and Hugessen provided the committee with an analysis of the compensation levels among the companies in the different comparator groups.
We will start using two new peer groups in 2009, one to benchmark our executive compensation and the other for corporate performance. See Developments in 2009 on page 70 for more information.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   61

4 How our executive compensation aligns with share performance
The graph below compares the performance of Cameco shares over the last five years (including reinvestment of dividends) to the performance of the S&P/TSX Composite Total Return Index and our compensation peer group blended and weighted based on market capitalization. It shows what $100 invested in Cameco shares, the index and the blended peer group at the end of 2003 would be worth at the end of each of the last five years.
The bar chart shows the trend in total compensation paid to our named executives over the same period. This tracks closely with our share performance in three of the past five years. The exceptions were in 2006 and 2008:
•	our share performance was very strong in 2006, but total compensation was less than 2005 because of the water inflow at Cigar Lake

•	our share performance went down in 2008, but total compensation was slightly higher than 2007 because of our exceptionally strong financial results. We reduced the short-term incentive bonus because we did not meet two operational objectives. We grant long-term incentives early in the year, so the 2008 LTI awards were paid before the significant downturn in the market, and are higher than in 2007. The long-term incentives we have awarded in 2009 are lower than 2008. See the Total compensation table on page 46 for more information.

	2003	2004	2005	2006	2007	2008

Cameco	$100	$169	$298	$383	$323	$174
S&P/TSX Composite Total Return Index	$100	$114	$142	$167	$183	$123
Performance peer group index	$100	$123	$162	$206	$269	$188
Grant date value of total compensation for the named executives (in millions)[1]	$6.0	$7.3	$16.5	$11.5	$10.3	$11.7

1.	Includes total compensation we disclosed in our previous management proxy circulars. Total compensation includes salary, short-term incentive bonus, stock options (valued as of the grant date using the Black-Scholes model), performance share units (valued as of the grant date based on the share price on the day before the grant and target awards), annual pension service cost and all other compensation. It does not include any perquisites, as they all fall below the threshold.

Throughout the five years the positions represented by the five named executives have remained the same, but there have been changes to the executives filing those positions: Mr. Gitzel became the Chief Operating Officer in January 2007, Terry Rogers, the former COO, retired at the end of June 2006, and Mr. Goheen replaced David Petroff as CFO in 2003. The table therefore represents total compensation:
•	in 2003 for Messrs Grandey, Petroff, Assie, Rogers and Chad

•	in 2004, 2005 and 2006 for Messrs Grandey, Goheen, Assie, Rogers and Chad

•	in 2007 and 2008 for Messrs Grandey, Goheen, Assie, Gitzel and Chad.
62   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

2008 results
Summary compensation table
The summary compensation table shows the base salary, incentive-based awards and other compensation awarded to the named executives in 2008.
Total compensation in 2008 reflects:
•	a substantially lower short-term or annual incentive bonus because we did not meet production and cost control targets, two key operational objectives

•	a one-time payout of accrued vacation time.
Turn to page 46 to look back at total compensation paid to our named executives over the past three years and the 2009 compensation known to date.

					Non-equity
					incentive plan
					compensation
			Share-	Option-	($)
			based	based	Annual incentive	Pension	All other	Total
Name and		Salary	awards[1]	awards[2]	plans[3]	value[4]	compensation[5]	compensation
principal position	Year	($)	($)	($)	($)	($)	($)	($)

Gerald W. Grandey President and	2008	986,000	970,750	1,347,000	553,000	290,500	412,611	4,559,861
Chief Executive Officer

O. Kim Goheen Senior Vice-President and Chief Financial	2008	460,000	388,300	539,000	173,000	153,300	82,923	1,796,523
Officer

George B. Assie Senior Vice-President Marketing and	2008	550,000	388,300	606,000	227,000	146,400	226,269	2,143,969
Business Development

Timothy S. Gitzel Senior Vice-President and Chief Operating	2008	470,000	388,300	539,000	194,000	139,700	7,598	1,738,598
Officer

Gary M.S. Chad Senior Vice-President Governance, Law and	2008	432,000	232,980	337,000	146,000	134,500	153,869	1,436,349
Corporate Secretary

1.	These amounts reflect the grant date fair value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional). On March 4, 2008, we awarded the following PSUs at a grant price of $38.83: 25,000 for Mr. Grandey, 10,000 for Messrs Goheen, Assie and Gitzel and 6,000 for Mr. Chad.

For purposes of financial statement disclosure, the PSUs were valued using a share price of $21.05, the 2008 year-end closing price of a Cameco share on the TSX, and amortized over the lesser of their 3-year vesting period and the weighted average of the expected retirement dates of the named executives. The difference between the grant date fair value of the 61,000 PSUs awarded to the named executives on March 4, 2008, and the accounting fair value as at December 31, 2008, is $17.78 per unit or $1,084,580.

The first issue of PSUs was granted in 2005. It vested at 115.6% of target and paid out in shares, net of income tax, in December 2007. The second issue of PSUs was granted in 2006. It vested at 50% of target and paid out in shares, net of income tax, in December 2008. See the 2008 PSU payouts table on page 54 for more information.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   63

2.	On March 4, 2008 the named executives were awarded the following options valued on the date of grant at $13.47 per option: 100,000 for Mr. Grandey, 40,000 for Messrs Goheen and Gitzel, 45,000 for Mr. Assie and 25,000 for Mr. Chad. The human resources and compensation committee reviewed an estimate prepared by Mercer of the value of the options on the grant date. It then recommended to the board the number of options to grant, which the board approved. Mercer used the Black-Scholes option-pricing model and the following key assumptions:
•	a dividend yield of 0.4%

•	32.1% volatility

•	a risk-free rate of 3.8%

•	an expected life of 5.5 years

•	an exercise price of $38.83
The expected life assumption is different from previous years, and based on Mercer’s analysis of the expected life of Cameco options and options issued by companies in the compensation peer group. They calculated it by adding the actual term (8 years) to the vesting period (3 years), and dividing in half. This approach may not be the same as the approach used by other companies, so the numbers may not be comparable.
For purposes of financial statement disclosure, the options were valued at $11.90 each on the date of the grant using the Black-Scholes option-pricing model and the following key assumptions:
•	a dividend yield of 0.6%

•	39% volatility

•	a risk-free rate of 2.9%,

•	an expected life of 3.5 years

•	an exercise price of $38.83.

These accounting value assumptions are different from the compensation value assumptions in the calculations above. They are based on our own internal research and past experience of how employees exercise their options. The difference between the two models is $1.57 per option granted, or $392,500 for the 250,000 options granted to the named executives in 2008. For purposes of financial statement disclosure, the options were amortized over the lesser of their 3-year vesting period and the weighted average of the expected retirement date of the named executives.

3.	These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

4.	Pension value for Messrs Goheen, Assie and Gitzel includes company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in 2008 for service credited under the supplemental executive pension plan. Pension value for Messrs Grandey and Chad includes the projected value of the pension earned in 2008 for service credited under the registered defined benefit plan and the supplemental executive pension plan.

5.	This represents vacation time that was paid to the named executives in February 2008, for time that had accrued over many years. Since accrued vacation time had grown to a significant amount, we decided to make a one-time payment to all employees who had banked vacation time in excess of our policy. We have revised our vacation policy so employees cannot bank vacation time in excess of what the policy allows (subject to exceptions that might be granted from time to time), to avoid such a liability in the future. This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites are valued at the cost to Cameco.
64   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Incentive plan awards
The table below shows the total unexercised option and share awards granted to our named executives as of December 31, 2008.

		Option-based				Share-based
		awards				awards
							Market or
						Number of	payout
		Number of				shares or	value of
		securities			Value of	units of	share-based
		underlying	Option	Option	unexercised	shares that	awards that
	Grant	unexercised	exercise	expiry	in-the-money	have not	have not
	date	options[1]	price[1]	date	options	vested	vested
Name	(mm/dd/yy)	(#)	($)	(mm/dd/yy)	($)	#	($)

Gerald W. Grandey	01/01/03	360,000	6.25	12/31/10	5,329,080
	03/10/03	144,000	5.88	03/09/11	2,184,480
	03/04/04	186,000	10.51	03/03/12	1,959,882
	03/02/05	210,000	27.04	03/01/13	0
	03/10/06	86,000	41.00	03/09/14	0
	03/30/07	40,000	46.88	03/29/15	0	15,000	0
	03/04/08	100,000	38.83	03/03/16	0	25,000	0
Total		1,126,000			9,473,442	40,000	0

O. Kim Goheen	11/02/04[2]	6,000	16.62	11/01/14	26,598
	03/02/05	90,000	27.04	03/01/13	0
	03/10/06	46,000	41.00	03/09/14	0
	03/30/07	25,000	46.88	03/29/15	0	8,000	0
	03/04/08	40,000	38.83	03/03/16	0	10,000	0
Total		207,000			26,598	18,000	0

George B. Assie	03/04/04	42,000	10.51	03/03/12	442,554
	03/02/05	84,000	27.04	03/01/13	0
	03/10/06	54,000	41.00	03/09/14	0
	03/30/07	30,000	46.88	03/29/15	0	8,000	0
	03/04/08	45,000	38.83	03/03/16	0	10,000	0
Total		255,000			442,554	18,000	0

Timothy S. Gitzel	03/30/07	10,000	46.88	03/29/15	0	3,000	0
	03/04/08	40,000	38.83	03/03/16	0	10,000	0
Total		50,000			0	13,000	0

Gary M.S. Chad	03/02/05	30,000	27.04	03/01/13	0
	03/10/06	40,000	41.00	03/09/14	0
	03/30/07	20,000	46.88	03/29/15	0	6,000	0
	03/04/08	25,000	38.83	03/03/16	0	6,000	0
Total		115,000			0	12,000	0

1.	The exercise prices and number of options have been adjusted to reflect stock splits of Cameco shares.

2.	Mr. Goheen exercised reload options to receive additional options with a 10-year term that can be exercised at the closing market price of Cameco shares on the day before exercising the reload options. We stopped awarding reload options in 1999.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   65

The table below shows:
•	the total value of the named executive’s options when they vested during 2008

•	the share-based awards that vested and were paid out in 2008

•	the short-term incentive earned in 2008 and paid in 2009.

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	value during the	value vested during	value earned during
	year on vesting[1]	the year[2]	the year[3]
Name	($)	($)	($)

Gerald W. Grandey	4,674,162	173,603	553,000

O. Kim Goheen	166,073	86,801	173,000

George B. Assie	272,080	96,446	227,000

Timothy S. Gitzel	(43,462)	n/a	194,000

Gary M.S. Chad	198,110	73,299	146,000

1.	These amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2008, on the date they vested. The negative values of options that were under water at the time of vesting are included in the calculation of these figures.

2.	These amounts are the values of the PSUs that were granted in 2006 and paid out in December 2008. The compensation value previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The actual values realized by the named executives were 24.6% of the amounts disclosed as their compensation for 2006.

3.	These amounts are the STI payments for 2008 that were paid in 2009.
Securities authorized for issue under equity compensation plans
The table below shows the equity securities authorized for issue from treasury under our compensation plans at the end of 2008:

Number of securities remaining
	Number of securities to		available for future issue under
	be issued upon exercise	Weighted average exercise	equity compensation plans
	of outstanding options,	price of outstanding options,	(excluding securities reflected in
	warrants and rights	warrants and rights	column (a))
Plan category	(a)[1]	(b)	(c)[2]

Equity compensation plans approved by	7,120,555	$27.98	11,769,924
security holders
Equity compensation plans not approved by	—	—	—
security holders

Total	7,120,555	$27.98	11,769,924

1.	Of the 7,120,555 options outstanding at December 31, 2008, 4,957,129 were exercisable and 2,163,426 were not exercisable.

2.	The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198. As of December 31, 2008, there were 11,769,924 options available for issue under the option plan and other compensation arrangements.
A maximum of 43,017,198 Cameco common shares can be issued under the option plan and under any other compensation arrangement. This represents 11.0% of our total issued and outstanding common shares as of March 18, 2009.
As of the close of business on March 18, 2009, there were:
•	8,404,984 Cameco shares (2.1% of our issued and outstanding shares) to be issued when outstanding options under the option plan are exercised
•	10,415,995 Cameco shares (2.7% of our issued and outstanding shares) still available for issue under the option plan.
This reflects a total dilution rate of 4.8%.
66   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418

Increase in the reserve (June 12, 2006)	11,556,780

Total issued and outstanding shares[1]	392,454,823

Total shares that may be issued under outstanding options/total shares issued and outstanding[1]	2.1%

2008 Burn rate[2]	0.32%

1.	As at the close of business on March 18, 2009.

2.	The burn rate is the number of options issued in 2008 (1,154,015), expressed as a percentage of the 365,718,923 Cameco shares that were issued and outstanding as at December 31, 2008.
Retirement plan benefits
Defined benefit plan
Messrs Grandey and Chad are the only named executives who participate in our registered defined benefit plan. The plan is being phased out and will only exist for as long as the current members, retirees and their spouses are entitled to receive benefits. No new members have been added to the plan since 1997 and none will be added in the future.
The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2008 was $2,333 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $116,667 per year.
Defined contribution plan
All of our regular, full-time employees participate in our registered defined contribution plan as of December 31, 2008, except for Messrs Grandey and Chad who participate in our registered defined benefit plan.
Under the Income Tax Act (Canada), the plan had a contribution limit of $21,000 in 2008, based on a salary of approximately $175,000.
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Supplemental executive pension plan
The supplemental defined benefit plan is aimed at attracting and retaining talented executive’s over the longer term. The plan is designed to provide a retirement income that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).
All of our executives and certain officers of wholly owned subsidiaries participate in this plan, but they must also participate in either our defined benefit plan or defined contribution plan. The plan had 23 active members as at December 31, 2008. There were 17 retirees and spouses of deceased retirees who were receiving a pension, and two former members with deferred or pending entitlements.
Under the plan, executives and officers of certain subsidiaries receive overall benefits calculated as follows:

1.8% of average of three highest years of base salary (excluding bonuses and taxable benefits)[1]

x	number of years of credited service

-	benefits payable under the base plan

=	overall benefits under the supplemental plan

1.	For the CEO and senior vice-presidents, for any years of service after January 1, 1998, the overall benefits that would be paid under the program are calculated using 3% of average earnings.
The supplemental plan only provides benefits based on actual years of service with us up to the date of termination, or until the end of the period of reasonable notice for termination without cause. The plan does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but they can start at 60 years of age if the person has 20 years of service. There are no social security or other deductions.
We fund the supplemental plan each year, except for benefits for six participants who are US taxpayers, including three named executives. These benefits are unfunded, and this liability was approximately $8,889,000 ($ 7,681,500 for the three named executives) as of December 31, 2008.
Early retirement
Mr. Grandey has reached the normal retirement age under our registered defined benefit plan, and is eligible to retire with full pension under this plan. Mr. Chad is within 10 years of the normal retirement age, so is eligible to retire early under the plan. If he retires early, he can either defer receiving the full pension until he reaches the normal retirement age under the plan, or receive his pension, less 0.25% times the total number of months until he reaches the normal retirement age.
Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Messrs Goheen, Assie and Gitzel are members of this plan.
Under our supplemental executive pension plan, although none of the named executives is eligible yet to retire with full pension under this plan, they can take early retirement starting at age 55. This gives them the option to either:
•	defer receiving their full pension until they reach the defined age under the plan which is i) at least 60 with at least 20 years of continuous employment or ii) 65, whichever is earlier; or
•	receive the pension, less 0.25% times the total number of months until they reach the defined age.
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Executive pension value disclosure
The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

		Number
		of years	Annual benefits		Accrued			Accrued
	Age	of	payable[1]		obligation[3]			obligation
	at	credited	($)		at start of	Compensatory	Non-compensatory	at year
	year	service	At year	At age	year	change[3,4]	change[5]	end[3,6]
Name	end	(#)	end	65[2]	($)	($)	($)	($)

Gerald W. Grandey	62	16.00	358,300	488,300	4,356,400	290,500	(622,200)	4,024,700

O. Kim Goheen[7]	55	11.87	151,900	297,500	1,703,100	153,300	(345,800)	1,510,600

George B. Assie[7]	57	29.25	347,600	482,700	4,478,400	146,400	(557,100)	4,067,700

Timothy S. Gitzel[7]	46	1.98	27,000	285,600	135,600	139,700	(82,000)	193,300

Gary M.S. Chad	57	18.13	153,800	301,500	2,306,200	134,500	(444,300)	1,996,400

1.	Messrs Grandey and Chad participate in our registered defined benefit pension plan and do not have any defined contribution costs. Messrs Goheen, Assie and Gitzel participate in our registered defined contribution plan. All of the named executives participate in our supplemental executive pension plan.

The annual benefits payable for Messrs Grandey and Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension plan. The annual benefits payable for Messrs Goheen, Assie and Gitzel include benefits under the registered defined contribution pension plan and the supplemental executive pension plan. The defined contribution costs for Messrs Goheen, Assie and Gitzel are also included in the service cost as described under note 4. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

2.	These amounts are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension plan, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

3.	The accrued obligations and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates are not exactly the same as methods other companies use, so the figures may not be directly comparable. We used the following key assumptions to estimate these benefit obligations:
•	100% vesting

•	a retirement age of 63 or one year after the valuation date if 63 years of age or older.

The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2008, as reported in our financial statements.

•	salary increases of 4.5% each year

•	a discount rate of 7.0% each year for Canadian and US liabilities to determine the benefit obligation

•	a long-term rate of return on assets of 6.0%

•	benefits are pre-tax.

See note 21 of our 2008 consolidated financial statements in our 2008 annual financial review or on our website for more information about our pension plans.

4.	Compensatory change is the value of the projected pension earned from January 1, 2008 to December 31, 2008 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.

5.	Non-compensatory change includes those changes that are not compensatory such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

6.	Accrued obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2008 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.

7.	Pension amounts for Messrs Goheen, Assie and Gitzel are equal to the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension plan (a defined benefit plan).
Loans to executives
As of March 18, 2009, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.
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Developments in 2009
We believe in regularly assessing our executive compensation program and practices to ensure that they remain fair, competitive and reflect current best practices. We are also committed to pay for performance and making sound decisions that are in the best interests of Cameco.
The human resources and compensation committee conducted a compensation review in 2008 and retained Mercer to help with this evaluation. Mercer found that our compensation philosophy, practices and program all align with current practices but recommended that we introduce changes in three areas to enhance the way we measure and assess our performance, and ultimately make our compensation decisions.
These recommendations involve our short-term incentive plan, performance share unit plan and our peer groups. The board reviewed the proposed changes and approved them on the recommendation of the human resources and compensation committee. They went into effect on January 1, 2009.
Short-term incentive plan
We are introducing a balanced scorecard approach with performance measures that better reflect corporate performance and a more direct line of sight to give senior management a better picture of their potential short-term incentive.
We are replacing the three financial targets with a number of weighted objectives that will drive one-year performance in key areas. These will also include some safety, health and environmental objectives, replacing the safety, health and environment factor. The objectives and their weightings are based on management’s recommendation and submitted to the human resources and compensation committee each year for approval by the board.
The committee still has the discretion to adjust payouts to reflect actual performance. The committee, however, stress tested this new approach against our 2008 corporate performance, resulting in an overall STI factor of 77%, which is very close to the adjusted factor the board approved for 2008.
Performance share unit plan
We are also introducing a scorecard approach for the PSU plan, so senior management’s compensation will be better aligned with their ability to improve corporate performance over a three-year period.
Based on management’s recommendation, the committee will choose the relevant financial and operational performance measures to replace the annual cash flow measure. Total shareholder return will continue to be a performance indicator.
The committee also has the discretion to adjust the payouts to reflect performance when there are significant external challenges and opportunities facing Cameco that were neither contemplated nor reasonably expected when the goals were set.
Peer groups
We are also updating the benchmarks we use to measure our executive compensation and corporate performance.
We are introducing a new compensation peer group that consists of 22 Canadian companies, representing a cross-section of capital-intensive companies from different sectors that are similar to Cameco in size of assets and revenue. In 2009, we will also start targeting total executive compensation at the 50th percentile of the new expanded compensation peer group, compared to the 60th percentile of the compensation peer group in 2008.
We are also introducing a performance peer group to benchmark our corporate performance when we are awarding PSUs. This benchmark includes the 22 companies in the compensation peer group, and 14 global companies with a much larger revenue base representing the energy, gold and coal mining industries.
We will also continue to benchmark executive compensation for internal equity. See Appendix C on page 83 for more information on the new peer groups.
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2009 compensation to date
Options and PSUs were awarded to the named executives on March 16, 2009, after we released our 2008 results. While our 2008 performance is taken into consideration, these long-term incentives are granted to motivate individuals to help us meet our performance targets over the coming year and to tie a portion of their future compensation to our longer term performance. The long-term incentives the human resources and compensation committee awarded to the named executives in 2009 were significantly less in value than those awarded in 2008.
The table below shows the options and PSUs that were granted to our named executives in March 2009. The options have an exercise price of $19.37 for a period of eight years. The PSUs represent a value of $19.37 per unit, based on the closing price of Cameco common shares on the day before the grant.
The expected value of the long-term compensation awards is made up of 60% options and 40% PSUs.

	Securities	Value of
	under	options				Value of
	options	on date of	Exercise		PSUs	PSUs	Date when
	granted	grant[1]	price	Expiry	granted[3]	granted[3,4]	performance
Name	(#)	($)	($/security)[2]	date	(#)	($)	period matures[5]

Gerald W. Grandey	120,000	1,215,600	19.37	March 15, 2017	40,000	774,800	December 31, 2011

O. Kim Goheen	45,000	455,850	19.37	March 15, 2017	11,000	213,070	December 31, 2011

George B. Assie	50,000	506,500	19.37	March 15, 2017	14,000	271,180	December 31, 2011

Timothy S. Gitzel	50,000	506,500	19.37	March 15, 2017	14,000	271,180	December 31, 2011

Gary M.S. Chad	30,000	303,900	19.37	March 15, 2017	6,000	116,220	December 31, 2011

1.	The options granted on March 16, 2009 are valued at approximately $10.13 per option using the Black-Scholes option-pricing model. Hugessen used the following key assumptions in the model when comparing companies:
•	a dividend yield of 1.20%

•	52.5% volatility

•	a risk-free rate of 3%

•	a life of 8 years.
In its analysis for the human resources and compensation committee, Hugessen estimated the expected value of Cameco’s options using the full term of the option. As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies.

2.	The exercise price of $19.37 per option was based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

3.	The amounts reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 150% of the original number granted based on corporate performance (and 200% for exceptional performance).

4.	The amounts represent the product of the number of PSUs granted to each named executive and $19.37, the closing price of Cameco shares on the TSX on the day immediately before the grant.

5.	The PSUs granted on March 16, 2009 are for the three-year performance period from January 1, 2009 to December 31, 2011. The payout will be at the end of the performance period, unless the named executive leaves the organization before the end of the performance period because of retirement, death or termination without cause. The payout would then be earlier and pro-rated for the period during the three years when he was an employee. If the named executive leaves Cameco because of a change of control, then all of the unvested PSUs will vest and are paid out at their target value. If the named executive resigns or is terminated with cause, all of his PSUs are cancelled and his PSU payout is forfeited.
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Director compensation
Compensation discussion and analysis
We discuss director compensation program from four perspectives:
1	Philosophy and objectives

2	What our program includes

3	Share ownership requirements

4	Compensation review
1 Philosophy and objectives
Our philosophy and objectives for director compensation revolve around three key areas:
•	recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success

•	aligning the interests of members of our board with those of our shareholders by requiring directors to hold a multiple of their annual retainer in shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units (DSUs) even after they have met our requirements for share ownership

•	positioning our directors’ compensation at, or slightly above, the median of director compensation paid by companies that are comparable in size and in a similar business.
2 What our program includes
Our director compensation program has four components:
•	an annual retainer

•	an annual fee if the director serves as the non-executive chair, a committee chair or committee member

•	an attendance fee for each board and committee meeting they attend

•	a travel fee, where applicable, to cover the time that was required to travel to attend board and committee meetings.
We also pay for any reasonable travel and other out-of-pocket expenses relating to their duties as directors.
The table below lists the fees our directors were entitled to receive in 2008. Directors who are employees of Cameco or any of our affiliates (such as Mr. Grandey, our CEO) do not receive any compensation for serving as a director.

Annual retainer	($)

Director	120,000	[1]
Committee members (per committee)	3,500
Committee chairs
Audit committee and Human resources and compensation committee	15,000
Other committees	10,000
Non-executive chair of the board	250,000	[1]

Attendance fees

Board meetings	1,500
Audit committee (per meeting)	2,000
Other committees (per meeting)	1,500

Travel fees (per trip)

Greater than 1,000 km within Canada	1,500
From the US	1,500 (US)[2]
Outside North America	2,500 (US)[2]

1.	The retainer for the directors and the non-executive chair of the board is paid 60% in DSUs and 40% in cash, or directors can decide to take a portion of the remaining amount in DSUs in increments of 25%.

2.	All figures are in Canadian dollars, except where noted. The fees paid in US dollars are for three directors who are non-residents.
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3 Share ownership requirements
One of the key ways to help align the interests of directors and shareholders is to establish minimum levels of share ownership.
We have had share ownership guidelines in place for our directors since 2003. Directors must hold three times their annual retainer in Cameco shares or deferred share units (DSUs). They must meet the minimum level by January 1, 2010 or within five years of becoming a director, whichever is later, and they must receive at least 60% of their annual retainer in DSUs every year.

Directors can choose to receive the remaining amount of their total fees in DSUs, cash or a combination of both. If they want to receive a combination, they can receive DSUs in increments of 25% but must decide before the beginning of the fiscal year.
As of December 31, 2008, all of the nominated directors met the share ownership guidelines except for:
•	Mr. Clappison who joined the board in January 2006, and has until January 2011 to meet the guidelines

•	Ms. McLellan who joined the board in December 2006, and has until December 2011 to meet the guidelines

•	Mr. McMillan who has until January 2010 to meet the guidelines.
As of December 31, 2008, we owed directors $8,017,750 in DSUs, based on the year-end closing price on the TSX of $21.05 per common share.
About deferred share units
A deferred share unit (DSU) has the same value as one Cameco common share so it fluctuates with variations in the market price of our common shares. Directors have an ongoing stake in the company because DSUs are only paid out when they retire from the board.
DSUs have no voting rights but they receive dividends in the form of additional DSUs at the same rate as dividends paid on our common shares.
When a director retires from the board, the DSUs are redeemed for cash based on the weighted average of the closing prices of Cameco shares on the TSX for the last 20 days before the redemption date, multiplied by the number of DSUs the director holds.

4 Compensation review
The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board. The last review was carried out in 2007 when we benchmarked director compensation to our peer group for executive compensation and to companies on the S&P/TSX 60.
The committee recommended increasing director compensation and the retainer for the non-executive chair to approximately the median of the compensation peer group. The board approved the recommendations, and the increases went into effect on July 1, 2007.
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2008 results
Summary compensation tables
The table below shows what we paid to each non-executive director in fiscal 2008.

	Retainer			Attendance fees
								% of total
		Committee	Committee		Committee		Total fees	fees in
Name	Board	member	chair	Board	meetings	Travel fee	paid	DSUs

J. Auston[1]	$120,000	$3,500	$10,000	$25,500	$10,500	$4,500	$174,000	41%

J. Clappison	120,000	10,500	0	27,000	25,500	9,000	192,000	38%

J. Colvin[2]	128,769	3,756	10,731	28,723	18,087	8,294	198,360	39%

H. Cook	120,000	10,500	0	27,000	21,000	1,500	180,000	40%

J. Curtiss[2]	128,769	3,756	16,096	27,205	19,922	11,648	207,396	100%

G. Dembroski	120,000	3,500	10,000	27,000	18,000	9,000	187,500	38%

N. Hopkins	120,000	3,500	15,000	27,000	19,500	1,500	186,500	39%

O. Hushovd[2]	128,769	11,267	0	28,723	29,847	13,767	212,373	36%

G. Ivany	120,000	10,500	0	25,500	26,500	10,500	193,000	37%

A. McLellan	120,000	10,500	0	25,500	25,500	1,500	183,000	100%

N. McMillan	120,000	10,500	0	25,500	25,500	1,500	183,000	39%

R. Peterson	120,000	10,500	0	25,500	26,500	1,500	184,000	39%

V. Zaleschuk[3]	250,000	10,500	0	27,000	24,000	3,000	314,500	48%

Total	$1,716,307	$102,779	$61,827	$347,151	$290,356	$77,209	$2,595,629

1.	In 2008, Mr. Auston also received $36,712 in total fees from Centerra Gold Inc. for serving as a director. When he retired from Centerra Gold’s board in 2008, all of his outstanding Centerra DSUs were redeemed for $497,788.

2.	As Messrs Colvin, Curtiss and Hushovd are non-residents of Canada, their compensation is paid in US dollars. The amounts relating to their compensation have been converted from US dollars to Canadian dollars at the following exchange rates:
•	$ 1 (US) to $1.0215 (Cdn) on March 31, 2008

•	$ 1 (US) to $1.0123 (Cdn) on June 30, 2008

•	$ 1 (US) to $1.0439 (Cdn) on September 30, 2008

•	$ 1 (US) to $1.2146 (Cdn) on December 23, 2008.
3.	Mr. Zaleschuk is the chair of the board. His board retainer fees reflect the fees paid to him in this capacity.
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Director compensation table
The next table shows what each non-executive director earned in 2008, in cash and DSUs. It constitutes both the Director compensation table and the table Incentive plan awards – Value invested or earned during the year.
Share-based awards include DSUs that vested as of the date of grant in 2008.

	Fees earned[1]	Share-based awards[2]	Total
Name	($)	($)	($)

John S. Auston	118,379	92,333	210,712

John H. Clappison	120,000	72,000	192,000

Joe F. Colvin	121,098	77,262	198,360

Harry D. Cook	108,000	72,000	180,000

James R. Curtiss[4]	130,134	77,262	207,396

George S. Dembroski	115,500	72,000	187,500

Nancy E. Hopkins	114,500	72,000	186,500

Oyvind Hushovd[4]	135,112	77,262	212,373

J.W. George Ivany	121,000	72,000	193,000

A. Anne McLellan	111,000	72,000	183,000

A. Neil McMillan	111,000	72,000	183,000

Robert W. Peterson	112,000	72,000	184,000

Victor J. Zaleschuk	164,500	150,000	314,500

1.	Of the fees earned, directors have received a portion in DSUs.

2.	These amounts reflect 60% of the directors’ annual retainer that they are required to receive in DSUs. Each director can choose to receive more of their fees in DSUs. If this is the case, these amounts have been included in the column Fees earned.

3.	Mr. Auston’s compensation includes fees paid by Centerra Gold Inc. for serving as a director on their board in 2008. These fees include $16,379 in cash and $20,333 in DSUs. When Mr. Auston retired from Centerra Gold’s board in 2008, all of his outstanding DSUs were redeemed for $497,788.

4.	As Messrs Colvin, Curtiss and Hushovd are non-residents of Canada, their compensation is paid in US dollars.

The amounts relating to their compensation have been converted into Canadian dollars at the following exchange rates:
•	$ 1 (US) to $1.0215 (Cdn) on March 31, 2008

•	$ 1 (US) to $1.0123 (Cdn) on June 30, 2008

•	$ 1 (US) to $1.0439 (Cdn) on September 30, 2008

•	$ 1 (US) to $1.2146 (Cdn) on December 23, 2008.
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Incentive plan awards
The table below shows the non-executive directors who had unexercised option awards as at December 31, 2008.
We stopped granting options to directors on October 28, 2003. The last time we awarded options to directors was for their performance in 2002. All of the director’s options have vested except Mr. Dembroski’s reload options — 3,300 vest in 2010 and 3,300 vest in 2011.

	Option-based awards
		Number of securities
	Grant	underlying	Option	Option expiry		Value of unexercised
	date	unexercised options	exercise price	date		in-the-money options
Name	(mm/dd/yy)	(#)	($)	(mm/dd/yy)		($)

John S. Auston[1]	03/10/03	6,000	5.88	03/09/11		91,020
Total		6,000				91,020

Harry D. Cook[1]	02/26/02	6,000	7.31	02/25/10		82,458
	03/10/03	18,000	5.88	03/09/11		273,060
Total		24,000				355,518

James R. Curtiss	02/26/02	6,000	7.31	02/25/10		17,351
	03/10/03	12,000	5.88	03/09/11		82,458
	09/21/04	3,300	15.79	09/20/14	[2]	182,040
Total		21,300				281,849

George S. Dembroski	02/22/01	18,000	4.80	02/21/09		292,410
	02/26/02	18,000	7.31	02/25/10		247,374
	03/10/03	18,000	5.88	03/09/11		273,060
	03/01/07	3,300	43.25	02/28/17	[2]	0
	03/03/08	3,300	38.55	03/02/18	[2]	0
Total		60,600				812,844

Nancy E. Hopkins	02/26/02	9,000	7.31	02/25/10		123,687
	03/10/03	27,000	5.88	03/09/11		409,590
Total		36,000				533,277

J.W. George Ivany	02/26/02	6,000	7.31	02/25/10		82,458
Total		6,000				82,458

Robert W. Peterson	03/10/03	6,000	5.88	03/09/11		91,020
Total		6,000				91,020

Victor J. Zaleschuk	02/26/02	18,000	7.31	02/25/10		247,374
	03/10/03	18,000	5.88	03/09/11		273,060
Total		36,000				520,434

1.	Mr. Auston and Mr. Cook are resigning from our board as of our 2009 annual meeting on May 27, 2009.

2.	Messrs Curtiss and Dembroski exercised reload options to acquire additional options with a 10-year term, exercisable at the closing market price of Cameco shares on the day prior to the exercise of the reload options. We stopped awarding reload options as of 1999.
See About the nominated directors – Director profiles starting on page 9 for the total amount of equity at risk of each director. This includes shares of Centerra Gold Inc., a subsidiary of Cameco listed on the TSX.
Loans to directors
As of March 18, 2009, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.
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Directors’ and officers’ liability insurance
We have liability coverage for our directors and officers to protect them against liabilities they may incur in their capacity as directors and officers of Cameco or our subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
In 2008, we had coverage of $150 million and paid premiums of $1,837,135, part of which was paid by Centerra Gold, a publicly listed company that is a subsidiary of Cameco. We would pay a deductible of $2.5 million for any claims under the policy.
Shareholder proposals
Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2010. Shareholder proposals must be submitted to our corporate secretary by January 11, 2010 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.
Other information
Information available online
A number of our documents are available on our website (www.cameco.com) and on SEDAR (www.sedar.com) including:
•	2008 annual financial review which includes the audited financial statements and MD&A for the most recently completed financial year

•	the 2009 business review

•	our most recent annual information form, which has additional information on our audit committee, including the committee charter and other information required by Canadian securities regulators.
Our code of conduct and ethics, our articles of incorporation and the bylaws are also available on our website.
Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (www.sec.gov).
Documents available in print
You can request a printed copy of the following documents at no charge from our corporate secretary:
•	our 2008 annual financial review which includes the audited financial statements and MD&A for the most recently completed financial year

•	any subsequent quarterly reports

•	our most recent annual information form

•	our code of conduct and ethics.
CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   77

Appendix A

Interpretation
For the purposes of this Circular:
a person is an “associate” of another person if:
i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;
provided that:
viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:
a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
vi.	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.
78   CAMECO • 2009 MANAGEMENT PROXY CIRCULAR

Appendix B

Board mandate
PURPOSE
The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.
COMPOSITION
The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.
A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).
MEETINGS
The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.
A majority of the members of the board, or such other number as the directors may by resolution determine, shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.
At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote. The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.
The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.
DUTIES AND RESPONSIBILITIES
1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:
a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	human resources policies of the corporation in general, including in particular and while taking into account the views and recommendations of the human resources and compensation committee, the approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes which identify the corporation’s principal business risks, and the systems in place to mitigate these risks where prudent to do so;

h.	policies to require ethical behaviour of the corporation and its employees, and compliance with laws and regulations;
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i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	corporate governance including the relationship of the board of directors to management and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

o.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

p.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

q.	issuance of securities of the corporation;

r.	declaration of dividends and establishment of the dividend policy for the corporation;

s.	approval of the annual audited financial statements, quarterly financial statements and quarterly reports, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

t.	adoption, amendment or repeal of bylaws of the corporation;

u.	review and approval of material transactions not in the ordinary course of business; and

v.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.
2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.
ORGANIZATIONAL MATTERS
1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.
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Appendix to the Board mandate
Definition of independent director and related definitions
In these guidelines:
1.	Following are the criteria for determining independence for purposes of membership on the board:
a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:
i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
iv.	an individual whose immediate family member:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than U.S. $100,000 (or Cdn. $75,000 in the case of an immediate family member who is employed as an executive officer of Cameco Corporation) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).
b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.
2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.
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For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:
a.	it is controlled by:
i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or
b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.
3.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

4.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

5.	In determining independence for purposes of the audit committee, in addition to satisfying the board independence criteria, directors who are members of the audit committee will not be considered independent for the purpose of membership on the audit committee if:
a.	the audit committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit committee member personally provided the services for which the fees are paid; or

c.	the audit committee member is an affiliated entity of the corporation or any of its subsidiaries, where:
i.	a person or company is considered to be an affiliated entity of another person or company if:
A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:
I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;
ii.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:
A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.
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Appendix C

2009 Peer groups
Cameco is a Canadian public company that conducts uranium mining, refining, conversion and fuel manufacturing, and has major interests in a nuclear power plant and a gold mining company.
In 2008, the human resources and compensation committee reviewed the list of peers we use to assess our pay and corporate performance, with the support of its external consultant. We have a limited list of global peers, so the compensation committee decided to start using two separate peer groups in 2009 – one to assess pay levels and another to assess performance – and to expand the peer group to better reflect companies of a comparable size and in comparable industries.
The 2009 compensation peer group is made up of 22 Canadian companies. The committee based its selection on the various criteria listed on page 62. The companies are a cross section of capital-intensive firms that have revenue, market capitalization, enterprise value and assets similar to ours. Drawn from the mining, chemicals and diversified metals, oil and gas, potash and forestry industries, they were also selected because the scope and complexity of executive responsibilities are generally similar to ours. We fall between the 44th and 65th percentiles of the compensation peer group when the companies are ranked by revenue, net income, market capitalization and enterprise value (revenue and net income information based on the last available fiscal year, and market capitalization and enterprise value as at December 31, 2008).
The 2009 performance peer group is made up of the companies in the compensation peer group, plus 14 larger companies that operate in comparable industries (such as energy, and coal and gold mining) and have similar operations and regulatory environments. The committee did not include these 14 companies in the new compensation peer group because their compensation levels are generally higher than ours. We fall between the 36th and 56th percentiles of the performance peer group when the companies are ranked by revenue, net income, market capitalization and enterprise value (revenue and net income information based on the last available fiscal year, and market capitalization and enterprise value as at December 31, 2008).
The table below lists the companies in the two peer groups.

	Pay	Performance		Pay	Performance
Company name	group	group	Company name	group	group

Agrium Inc.	•	•	Agnico-Eagle Mines Ltd.		•
Barrick Gold Corporation	•	•	Alpha Natural Resources Inc.		•
Canadian Oil Sands Trust	•	•	Arch Coal Inc.		•
Enerplus Resources Fund	•	•	Canadian Natural Resources Ltd.		•
Emera Inc.	•	•	CONSOL Energy Inc.		•
First Quantum Minerals Ltd.	•	•	Enbridge Inc.		•
Fortis Inc.	•	•	EnCana Corp.		•
Goldcorp Inc.	•	•	Husky Energy Inc.		•
Inmet Mining Corporation	•	•	Imperial Oil Ltd.		•
Kinross Gold Corp.	•	•	Massey Energy Co.		•
Lundin Mining Corp.	•	•	Peabody Energy Corp.		•
Methanex Corp.	•	•	Petro-Canada		•
Nexen Inc.	•	•	Suncor Energy Inc.		•
Nova Chemicals Corp.	•	•	Yamana Gold, Inc.		•
Penn West Energy Trust	•	•			•
Potash Corp. of Saskatchewan	•	•
Sherritt International Corporation	•	•
SNC Lavalin Group Inc.	•	•
Talisman Energy Inc.	•	•
Teck Cominco Ltd.	•	•
TransAlta Corp.	•	•
TransCanada Corp.	•	•

CAMECO • 2009 MANAGEMENT PROXY CIRCULAR   83

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